Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces 2008 first quarter results

     TSX: ERF.un
     NYSE: ERF

     CALGARY, May 9 /CNW/ - Enerplus Resources Fund is pleased to announce that operating and financial results for the first quarter of 2008 are in line with expectations. Highlights for the quarter are as follows:

     <<
     -   On February 13, 2008, Enerplus closed the single largest acquisition in our history - the $1.7 billion acquisition of Focus Energy Trust.
         Enerplus now has a production weighting of just over 60% natural gas and 40% crude oil and NGLs in its portfolio.

     -   Daily production volumes averaged 89,150 BOE/day reflecting the additional volumes from Focus since February 13, 2008. Our production volumes in March were approximately 100,000 BOE/day, being the first full month including Focus production and an all-
         time high for Enerplus. We continue to expect full year production volumes to average 98,000 BOE/day with an exit rate of 100,000
         BOE/day.

     -   Cash flow from operating activities was $256.2 million up 33%
         over the same period last year on the strength of increased commodity prices and production volumes.

     -   Cash distributions to unitholders were maintained at $0.42 per unit per month ($1.26 per unit for the quarter) with a payout ratio of
         75% versus 82% for the first quarter of 2007 after adjustments for working capital. Based on existing commodity prices and current distribution levels, we would expect our payout ratio will decrease throughout the year.

     -   Our development capital program was one of the most active in our history with total spending of approximately $126 million and
         256 gross wells drilled. Over 50% of our development capital was invested in oil properties however the majority of the wells drilled were in our shallow natural gas resource play which offers a significant number of low risk infill drilling locations.

     -   Our cash operating costs averaged $8.88/BOE during the quarter, up from $8.53/BOE during the same period last year however we continue to maintain our annual guidance of approximately $8.65/BOE.

     -   Cash general and administrative expenses decreased to $1.85/BOE compared to $1.94/BOE during the first quarter of 2007.

     -   Our price risk management program generated cash gains of
         $4.3 million on our natural gas contracts and cash losses of
         $15.2 million on our crude oil contracts for a total cost of
         $10.9 million for the quarter versus a gain of $7.9 million for the same period in 2007.

     -   We continue to maintain a conservative use of debt as reflected by our debt to trailing cash flow ratio of 1.0x.
     >>

     SUMMARY FINANCIAL AND OPERATING HIGHLIGHTS

     The financial information presented for the first quarter 2008 includes the results of Focus Energy Trust from the date of closing February 13, 2008.
     All amounts are stated in Canadian dollars unless otherwise specified. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
Use of BOE in isolation may be misleading. Certain prior year amounts have been restated to reflect current year presentation. Readers are also urged to review the Management's Discussion & Analysis (MD&A) and Audited Financial
Statements for more fulsome disclosure on our operations. These reports can be found on our website at www.enerplus.com, our SEDAR profile at www.sedar.com and as part of our SEC filings available on www.sec.gov.

     <<
     SELECTED FINANCIAL RESULTS

     For the three months ended March 31,                  2008          2007
     -------------------------------------------------------------------------
     Financial (000's)
       Cash Flow from Operating Activities          $   256,216   $   193,181
       Cash Distributions to Unitholders(1)             192,358       157,671
       Cash Withheld for Acquisitions and Capital
        Expenditures                                     63,858        35,510
       Net Income                                       121,394       107,873
       Debt Outstanding (net of cash)                 1,097,821       716,860
       Development Capital Spending                     126,262       109,952
       Acquisitions                                   1,765,069        63,423
       Divestments                                        2,122             -

     Actual Cash Distributions paid to Unitholders  $      1.26   $      1.26

     Financial per Weighted Average Trust Units(2)
       Cash Flow from Operating Activities          $      1.74   $      1.57
       Cash Distributions per Unit(1)                      1.30          1.28
       Cash Withheld for Acquisitions and Capital
        Expenditures                                       0.44          0.29
       Net Income                                          0.82          0.88
       Payout Ratio(3)                                      75%           82%

     Selected Financial Results per BOE(4)
       Oil & Gas Sales(5)                           $     62.10   $     49.08
       Royalties                                         (11.57)        (9.24)
       Commodity Derivative Instruments                   (1.35)         1.01
       Operating Costs                                    (8.96)        (8.55)
       General and Administrative                         (1.85)        (1.94)
       Interest and Other Income and Foreign
        Exchange                                          (0.84)        (1.32)
       Taxes                                              (1.18)        (0.26)
       Restoration and Abandonment                        (0.50)        (0.42)
     -------------------------------------------------------------------------
     Cash Flow from Operating Activities before
      changes in non-cash working capital           $     35.85   $     28.36
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted Average Number of Trust Units
      Outstanding Including Equivalent Exchangeable
      Partnership Units (thousands)                     147,482       123,282
     Debt/Trailing 12 Month Cash Flow Ratio(6)             1.0x          0.8x
     -------------------------------------------------------------------------

     SELECTED OPERATING RESULTS

     For the three months ended March 31,                  2008          2007
     -------------------------------------------------------------------------
     Average Daily Production
       Natural gas (Mcf/day)                            307,746       275,714
       Crude oil (bbls/day)                              33,256        35,567
       NGLs (bbls/day)                                    4,603         4,509
       Total (BOE/day)                                   89,150        86,028

       % Natural gas                                        58%           53%

     Average Selling Price(5)
       Natural gas (per Mcf)                        $      7.52   $      7.21
       Crude oil (per bbl)                                86.02         57.26
       NGLs (per bbl)                                     69.75         44.09
       US$ exchange rate                                   1.00          0.85

     Net Wells drilled                                      125            40
     Success Rate                                          100%           98%
     -------------------------------------------------------------------------
     (1) Calculated based on distributions paid or payable. Cash distributions per unit may not correspond to the actual cash distributions to unitholders of $1.26 as a result of using the weighted average trust units outstanding for the period.
     (2) Based on weighted average trust units outstanding for the period, including the exchangeable partnership units assumed through the
         Focus Energy Trust acquisition.
     (3) Calculated as Cash Distributions to Unitholders divided by Cash Flow from Operating Activities.
     (4) Non-cash amounts have been excluded.
     (5) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (6) Including the trailing 12 month cash flow of Focus Energy Trust.

     TRUST UNIT TRADING SUMMARY                    TSX - ERF.un    NYSE - ERF
     for the three months ended March 31, 2008        (CDN$)         (US$)
     -------------------------------------------------------------------------

     High                                           $     44.75   $     44.31
     Low                                            $     34.02   $     32.59
     Close                                          $     44.65   $     43.40

     2008 CASH DISTRIBUTIONS PER TRUST UNIT            CDN$           US$
     -------------------------------------------------------------------------
     Production Month      Payment Month

     January               March                    $      0.42   $      0.41
     February              April                           0.42          0.42
     March                 May                             0.42        0.41(x)
     -------------------------------------------------------------------------
     First Quarter Total                            $      1.26   $      1.24
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Calculated using an Canadian/US$ exchange rate of 1.02

     2008 PRODUCTION AND DEVELOPMENT ACTIVITY

     As at March 31, 2008      Production     Capital       Wells Drilled(x)
                                  Volumes    Spending     --------------------
     Play Type                   (BOE/day) ($millions)      Gross         Net
     -------------------------------------------------------------------------

     Shallow Gas & CBM             20,627      $ 22.4         149        92.0
     Crude Oil Waterfloods         14,784        17.2          22        10.5
     Deep Tight Gas                11,937        22.9          28         4.0
     Bakken Oil                    10,878        19.6           4         3.1
     Other Conventional
      Oil & Gas                    30,924        22.7          53        15.2
     -------------------------------------------------------------------------
     Total Conventional            89,150      $104.8         256       124.8

     Oil Sands
     Kirby                              -        20.6           -           -
     Joslyn                             -          .7           -           -
     Laricina                           -          .2           -           -
     -------------------------------------------------------------------------
     Total Oil Sands                    -      $ 21.5           -           -

     Total                         89,150      $126.3         256       124.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Drilling totals to do not include the delineation wells drilled during the quarter at Kirby

     Success Rate To Date: 100%
     >>

     OPERATIONS UPDATE

     Our Canadian drilling program employed as many as 17 drilling rigs and 20 service rigs in our operations including those dedicated to our Kirby delineation program throughout the quarter. Our U.S. operations also had 2 drilling rigs and 6 - 7 service rigs in use through the quarter. While modest savings were realized on day rates for drilling rigs, labour, steel and service costs have not abated.
     With the recent strengthening in natural gas prices and the additional working interests in the Shackleton property acquired from Focus, we have increased our activities in our shallow gas resource play. During the quarter,
Enerplus drilled almost 150 shallow gas wells, the majority of which were in the Countess and Verger area taking the well density to 16 wells per section.
At Shackleton, a total of 41 Milk River natural gas wells were drilled during the quarter (including Enerplus and Focus activity) and booster compression was installed in the Miry Bay area. In addition, a total of 24 existing wells were recompleted to add reserves and production from the Milk River interval as well.
     At Tommy Lakes, the winter drilling program was completed with a total of
17 wells successfully drilled, completed and tied-in before spring break up with results in line with expectations. This was slightly more than originally planned by Focus.
     Our crude oil development activities continue to benefit from the current strength in oil prices. Although the number of wells drilled is significantly less than in the shallow natural gas arena, the cost and productivity per well is considerably higher. Our conventional oil activities were focused at
Routledge and Shorncliffe in Southeast Saskatchewan and our waterfloods at
Pembina, Alberta and Virden, Manitoba.
     Development activity in our Bakken resource play kept two drilling rigs active for most of the quarter drilling four additional third wells per section. We temporarily slowed our refrac program to concentrate on higher return optimization activities and expect to resume the refrac program in
June. Through our current activities in the U.S., we expect to maintain production volumes in the range of 11,000 BOE/day throughout 2008 with targeted spending of $55 to $65 million. We continue to advance our development plans beyond 2008 and have identified opportunities which will help to maintain production in the coming years. We also continue to pursue growth opportunities in the U.S. which are outside of our existing areas.

     UPDATE ON KIRBY OIL SANDS PROJECT

     Development plans at our Kirby oil sands project continued throughout the first quarter with the execution of our winter delineation program. We drilled
55 core holes and 3 water source/disposal wells on the lease. Our preliminary review of the core hole samples is encouraging. We expect to use this new information in support of the initial development on this lease, a
10,000 bbl/day steam assisted gravity drainage ("SAGD") project, and will provide updated resources estimates for the lease once we have fully evaluated the results of this program. We continue to expect to file our regulatory application for the 10,000 bbl/day project in late fall of this year and will provide new capital estimates associated with the project as part of the application.
     We are pleased to report that we have been successful in attracting experienced and talented personnel to our oil sands resource team over the past quarter and now have over 20 people dedicated exclusively to the Kirby oil sands project. Combined, we have over 130 years of oil sands experience and over 350 years of industry experience within the team including direct experience from most of the active SAGD projects in western Canada.

     Strategic Review of Joslyn Lease

     On March 25, 2008, we announced that we were commencing a review of strategic options regarding our 15% working interest in the Joslyn oil sands lease ("Joslyn"). Joslyn is located in the Athabasca oil sands fairway in northeastern Alberta and consists of both mining and SAGD development projects. Our oil sands portfolio is comprised of three principal investments:
a 100% working interest in the operated Kirby SAGD project a 15% non-operated working interest in the Joslyn mining and SAGD project; and a 12% equity investment and minor joint venture participation with Laricina Energy Ltd.,
("Laricina") a private oil sands company pursuing SAGD projects in Alberta.
     A strategic review of our portfolio of oil sands and conventional projects has resulted in the decision to consider options to rebalance our portfolio. Enerplus' low risk, distribution-oriented business model necessitates a portfolio of assets that provide near-term cash flow, future growth potential and an appropriate balance of commodities. Managing the future capital requirements of the portfolio while maintaining financial flexibility is critical to the long-term success of Enerplus. While we believe that both Joslyn and Kirby provide attractive long-term potential, the operated nature of the Kirby project provides enhanced control over the timing and nature of our capital spending profile. In addition, there are more SAGD opportunities within Canada for future growth and SAGD is better suited to our technical competencies and business model.
     Should the strategic review result in a decision to sell all or a portion of Joslyn, sale proceeds would initially be used to reduce our current bank debt.

     GREENHOUSE GAS EMISSIONS REGULATIONS

     Enerplus continues to monitor and evaluate the developments associated with carbon emissions regulations associated with environmental policy and legislation in all jurisdictions where we operate. In particular, we are currently reviewing the Government of Canada's "Turning the Corner" plan and will continue to evolve our strategies and responses to the plan. Draft regulations under the plan are expected to be published in the latter half of this year for public comment. Under the proposed plan, the oil and gas industry will be required to reduce its emissions intensity from 2006 levels by 18% by 2010 and 2% every following year. The proposed federal regulations also require oil sands upgraders and in-situ projects to meet certain carbon capture and storage targets by 2018. Given Enerplus' interest in various oil sands development areas (Kirby, Joslyn and Laricina), we will be closely monitoring the development of the proposed federal regulations.
     In January, 2008, the Government of Alberta released its new climate change strategy. The Alberta strategy focuses on the three areas of carbon capture and storage, conserving and using energy more efficiently and
"greening" energy production. The provincial government will be providing updates as to its specific plans for implementation of various portions of its strategy. Certain climate change regulations came in to effect in Alberta on
July 1, 2007 which set an emissions level of 100,000 tonnes/year to be considered a "large final emitter" (under Alberta regulations). Enerplus does not have any operated facilities that meet this level; however, we do participate in a small number of partner-operated facilities that fall into this category. We also anticipate that our proposed Kirby project would fit this classification once operational. We will be evaluating carbon capture and storage alternatives for our Kirby development as a normal course of business.
     We will be working with government at all levels where we have operations to assist in the development of regulatory design in an effort to strike a productive balance between environment responsibility and continued positive economic impact.

     APPOINTMENT OF NEW U.S. PRESIDENT OF OPERATIONS

     I am also pleased to announce that Mr. Dana Johnson has joined the
Enerplus executive group as the President, U.S. Operations. Mr. Johnson brings over 25 years of oil and gas industry experience, the majority of which has been spent in the United States with Quicksilver Resources Inc. and Shell
Exploration and Production Company. His background in both conventional and unconventional plays throughout Canada and the U.S. will be a tremendous asset to Enerplus in leading this operating division. Larry Hammond and Ray Daniels will continue to lead our Canadian conventional and oil sands divisions respectively.

     THE FUTURE

     While the oil and gas industry faces many challenges we believe there are also many opportunities in front of us. We continue to be committed to the long-term success of our business and are focused on improving our operations to the benefit of our unitholders. We believe that our unitholders have invested in Enerplus because of their desire for income. We plan to manage our business in order to provide that income today, tomorrow and beyond 2010 when the Canadian federal income trust tax is implemented. We will look to maximize our cash flow and provide an attractive yield to our investors through the effective use of our tax pools and our development capital expenditures. Our current balance sheet strength, the opportunities within our asset base and our technical expertise positions Enerplus for future success.

     MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

     The following discussion and analysis of financial results is dated
May 8, 2008 and is to be read in conjunction with:

     <<
     -   the audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006; and
     -   the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2008 and 2007.
     >>

     All amounts are stated in Canadian dollars unless otherwise specified.
All references to GAAP refer to Canadian generally accepted accounting principles. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. In addition to disclosing reserves under the requirements of NI 51-101, we also disclose our reserves on a company interest basis which is not a term defined under NI 51-101. This information may not be comparable to similar measures presented by other issuers. Where applicable, natural gas has been converted to barrels of oil equivalent
("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.
     The following MD&A contains forward-looking information and statements.
We refer you to the end of the MD&A for our disclaimer on forward-looking information and statements.

     NON-GAAP MEASURES

     Throughout the MD&A we use the term "payout ratio" to analyze operating performance, leverage and liquidity. We calculate payout ratio by dividing cash distributions to unitholders ("cash distributions") by cash flow from operating activities ("cash flow"), both of which appear on our consolidated statements of cash flows. The term "payout ratio" does not have a standardized meaning or definition as prescribed by GAAP and therefore may not be comparable with the calculation of similar measures by other entities.
     Refer to the Liquidity and Capital Resources section of the MD&A for further information on cash flow, cash distributions and payout ratio.

     OVERVIEW

     On February 13, 2008 we successfully closed the largest transaction in our 22 year history, acquiring Focus Energy Trust ("Focus") for total consideration of $1.7 billion including approximately $357 million of assumed debt and working capital. The results of the quarter include the results of
Focus from the date of closing. The integration of Focus is progressing well.
The drilling programs at Tommy Lakes and Shackleton are on schedule. We retained approximately 88% of the Focus staff, excluding executives, and the offices have been successfully integrated.
     Overall production was in-line with expectations although operating costs were slightly higher than anticipated due to optimization work in the United
States and pipeline and facility issues on some non-operated Canadian properties. Our development capital spending in the first quarter of 2008 was on target as we successfully integrated and completed both the Focus and
Enerplus first quarter development capital spending programs. In total we spent $126.3 million and drilled 125 net wells with a 100% success rate.
     Cash flow from operating activities increased 33% to $256.2 million in the first quarter of 2008 compared to the same period in 2007. The increase was due to higher realized crude oil and natural gas prices along with increased production as a result of the Focus acquisition. The higher commodity prices increased our price risk management program costs as we incurred cash losses of $10.9 million and non-cash losses of $79.4 million due to higher forward commodity prices at quarter end.
     We maintained our monthly cash distributions at $0.42 per unit during the first quarter with a payout ratio of 75% and our debt-to-cash flow remains at a conservative 1.0x (including both Enerplus' and Focus' trailing twelve month cash flow).
     We continue to maintain our 2008 guidance targets of $580 million on development capital spending, operating costs of $8.65/BOE, G&A costs of
$2.20/BOE, annual average production rate of 98,000 BOE/day and an exit production rate of 100,000 BOE/day.

     RESULTS OF OPERATIONS

     Production

     Production in the first quarter of 2008 was in-line with our expectations averaging 89,150 BOE/day. March was the first full month of production from both Enerplus and Focus and the combined production averaged approximately
100,000 BOE/day.
     On November 30, 2007 we experienced a fire at our Giltedge property that resulted in shut-in production of approximately 2,000 BOE/day that was not expected to be back on-line until mid-2008. We were able to bring a portion of the Giltedge production (460 BOE/day) back on-line earlier than expected in the first quarter of 2008. Successful waterflood activities at our Medicine
Hat Glauconitic C property and optimization activities at our U.S. properties also resulted in higher than expected production during the quarter.
     These increases were partially offset by lower production of approximately 200 BOE/day at Bantry North due to regulatory issues at two non-operated facilities during March. We worked closely with the operator and regulator and were able to resolve these issues subsequent to the quarter. We also had unplanned downtime at our non- operated Mitsue property and operated
Chinchaga property resulting in shut-in production of approximately 700
BOE/day for the first quarter, however both Mitsue and Chinchaga were brought back on-line at the end of March.
     Production volumes in the first quarter of 2008 were 4% higher than the first quarter of 2007 volumes of 86,028 BOE/day. Incremental production from the Focus assets beginning February 13, 2008 more than offset the production interruptions experienced at our Giltedge, Bantry, Mitsue and Chinchaga properties.
     Average production volumes for the three months ended March 31, 2008 and
2007 are outlined below:

     <<
                                                  Three months ended March 31,
     Daily Production Volumes                  2008         2007     % Change
     -------------------------------------------------------------------------
     Natural gas (Mcf/day)                  307,746      275,714          12%
     Crude oil (bbls/day)                    33,256       35,567          (6%)
     Natural gas liquids (bbls/day)           4,603        4,509           2%
     Total daily sales (BOE/day)             89,150       86,028           4%
     -------------------------------------------------------------------------
     >>

     Based on the results of our first quarter we continue to expect 2008 annual production volumes to average 98,000 BOE/day and our 2008 exit rate to be approximately 100,000 BOE/day.

     Pricing

     The prices received for our natural gas and crude oil production directly impact our earnings, cash flow and financial condition. The following table compares our average selling prices for the three months ended March 31, 2008 and 2007. It also compares the benchmark price indices for the same periods.

     <<
                                                  Three months ended March 31,
     Average Selling Price(1)                  2008         2007     % Change
     -------------------------------------------------------------------------
     Natural gas (per Mcf)                $    7.52    $    7.21           4%
     Crude oil (per bbl)                      86.02        57.26          50%
     Natural gas liquids (per bbl)            69.75        44.09          58%
     Per BOE                                  62.09        49.08          27%
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

                                                  Three months ended March 31,
     Average Benchmark Pricing                 2008         2007     % Change
     -------------------------------------------------------------------------
     AECO natural gas - monthly index
      (CDN$/Mcf)                          $    7.13    $    7.46          (4%)
     AECO natural gas - daily index
      (CDN$/Mcf)                               7.90         7.41           7%
     NYMEX natural gas - monthly NX3 index
      (US$/Mcf)                                8.07         6.96          16%
     NYMEX natural gas - monthly NX3 index
      CDN$ equivalent (CDN$/Mcf)               8.07         8.19          (1%)
     WTI crude oil (US$/bbl)                  95.39        58.23          64%
     WTI crude oil: CDN$ equivalent
      (CDN$/bbl)                              95.39        68.51          39%
     US$/CDN$ exchange rate                    1.00         0.85          18%
     -------------------------------------------------------------------------
     >>

     Both natural gas and crude oil prices rose significantly during the first quarter. In the case of natural gas, the winter started off with very weak natural gas prices and a consensus for mild weather. However, actual weather was colder than normal across most of North America and imports of LNG to the
U.S. fell considerably year-over-year, resulting in upward pressure on price throughout the first quarter as storage inventories fell. During the quarter prices at AECO rose 35% from a low of $6.88/Mcf to a high of $9.32/Mcf.
     We realized an average price on our natural gas of $7.52/Mcf (net of transportation costs) during the three months ended March 31, 2008, an increase of 4% from $7.21/Mcf for the same period in 2007. In comparison to the first quarter of 2007, the AECO monthly index price for natural gas decreased 4% and the AECO daily index price increased 7%. We sell the majority of our natural gas under both month and day AECO index contracts. Our realized natural gas price increase of 4% during the first quarter was comparable to the average change in the combined indices.
     The West Texas Intermediate ("WTI") crude oil price fell during January and early February, reaching a low of US$86.99/bbl, but then climbed to a high of US$110.33/bbl, before settling at US$101.58/bbl on March 31, 2008.
Subsequent to the quarter end, the WTI price has increased a further 15% to
20%. A key driver for the price increase has been demand for commodities, including crude oil futures, as a hedge against inflation. Fundamentals were also supportive as global demand continued to grow during the quarter.
     The average price we received for our crude oil during the three months ended March 31, 2008 increased 50% to $86.02/bbl (net of transportation costs)
from $57.26/bbl during the same period in 2007. In comparison, the WTI crude oil benchmark price, in Canadian dollars, increased 39% from the corresponding period in 2007. The relative strength in our sales price increase can be attributed in large part to the reduced Giltedge heavy crude production. As a result, heavy crude with its wide differential to WTI comprised a smaller portion of our overall volumes.
     The Canadian dollar began the year at $0.99 per U.S. dollar, stronger than par, and fluctuated between $0.97 per U.S. dollar and $1.03 per U.S.
dollar during the quarter. As a result of the Canadian dollar strengthening throughout 2007, the first quarter of 2008 average exchange rate increased 18%
compared to the same period in 2007. As most of our crude oil and a portion of our natural gas are priced in reference to U.S. dollar denominated benchmarks, this movement in the exchange rate reduced the Canadian dollar prices that we would have otherwise realized.

     Price Risk Management

     We have developed a price risk management framework to respond to the volatile commodity price environment in a prudent manner. Consideration is given to our overall financial position together with the economics of our development capital program and acquisitions. Consideration is also given to the upfront costs of our risk management program as we seek to limit our exposure to price downturns while maintaining participation should commodity prices increase. Hedge positions for any given term are transacted across a range of prices and time. With respect to our natural gas and crude oil hedges for 2008, our overall hedge position was influenced both by existing Focus hedges and by the objective to protect the downside and assure cash flow certainty during the first year of this significant acquisition.
     Given the above framework and objectives, we entered into additional commodity contracts during the first quarter of 2008. Considering all financial contracts transacted as of April 28, 2008, we have protected a portion of our natural gas price risk through to October 31, 2009 and a portion of our crude oil price risk through to December 31, 2009. We also have protected our exposure to rising electricity costs for some of our consumption in the Alberta power market through to December 31, 2009. See Note 9 for a list of our current price risk management positions.
     The following is a summary of the financial contracts in place at
April 28, 2008, including positions entered into by Focus, expressed as a percentage of our forecasted net production volumes:

     <<
                                                      Natural Gas
                                                       (CDN$/Mcf)
     -------------------------------------------------------------------------
                                            April 1,  November 1,     April 1,
                                             2008 -       2008 -       2009 -
                                         October 31,    March 31,  October 31,
                                               2008         2009         2009
     -------------------------------------------------------------------------
     Floor Prices (puts)                    $  7.09      $  8.66            -
       % (net of royalties)                     25%          14%            -

     Fixed Price (swaps)                    $  7.44      $  9.35         $7.86
       % (net of royalties)                     20%           3%           1%

     Capped Price (calls)                   $  8.25      $ 11.24            -
       % (net of royalties)                     25%          11%            -
     -------------------------------------------------------------------------

                                                        Crude Oil
                                                        (US$/bbl)
     -------------------------------------------------------------------------
                                            April 1,      July 1,   January 1,
                                             2008 -       2008 -       2009 -
                                            June 30, December 31, December 31,
                                               2008         2008         2009
     -------------------------------------------------------------------------
     Floor Prices (puts)                    $ 71.43      $ 72.09      $ 81.36
       % (net of royalties)                     38%          35%          16%

     Fixed Price (swaps)                    $ 79.95      $ 79.97     $ 100.05
       % (net of royalties)                     18%          19%           2%

     Capped Price (calls)                   $ 85.09      $ 85.48     $  92.98
       % (net of royalties)                     24%          22%          12%
     -------------------------------------------------------------------------
     >>

     Based on weighted average price (before premiums), estimated average annual production of 98,000 BOE/day, and assuming for 2008 a 19% royalty rate.
For 2009 we have assumed a 24% royalty rate reflecting the increased royalties for Alberta production at the current forward commodity price levels.

     Accounting for Price Risk Management

     During the first quarter of 2008 our price risk management program generated cash gains of $4.3 million on our natural gas contracts and cash losses of $15.2 million on our crude oil contracts. The natural gas cash gains are due to contracts in place that provided floor protection that was above market prices. The crude oil cash losses are the result of crude oil prices rising above our swap and sold call positions. In comparison, our first quarter of 2007 commodity price risk management program resulted in cash losses of $0.5 million on our natural gas contracts and cash gains of
$8.4 million on our crude oil contracts.
     At March 31, 2008 the fair value of our natural gas and crude oil derivative instruments, net of premiums, represent losses of $50.2 million and
$77.9 million, respectively. The loss positions at March 31, 2008, which are due to forward natural gas and crude oil prices being above our sold call and swap positions, are recorded as current deferred financial credits on our balance sheet. In comparison, at December 31, 2007 the fair value of our natural gas and crude oil derivative instruments represented a gain of $9.7 million and a loss of $52.5 million respectively. Upon the closing of the
Focus acquisition the fair value loss, included with the Focus assets, on both the natural gas derivative instruments of $1.6 million and crude oil derivative instruments of $4.3 million were recorded on our balance sheet. The change in the fair value of our derivative instruments during the quarter resulted in unrealized losses of $58.3 million for natural gas and
$21.1 million for crude oil. As the forward markets for natural gas and crude oil fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as a non-cash charge or non-cash gain in earnings. See Note 9 for details.
     The following table summarizes the effects of our financial contracts on income.

     <<
     Risk Management Gains/
      (Losses)
     ($ millions, except per     Three months ended        Three months ended
      unit amounts)                  March 31, 2008            March 31, 2007
     -------------------------------------------------------------------------
     Cash (losses)/gains:
       Natural Gas              $4.3      $0.15/Mcf      $(0.5)   $(0.02)/Mcf
       Crude Oil               (15.2)    (5.03)/bbl        8.4       2.63/bbl
                              -------                   -------
     Total Cash (losses)/
      gains                   $(10.9)   $(1.35)/BOE       $7.9      $1.01/BOE

     Non-cash losses on
      financial contracts:
       Change in fair value
        - natural gas         $(58.3)   $(2.08)/Mcf     $(20.6)   $(0.83)/Mcf
       Change in fair value
        - crude oil            (21.1)    (6.98)/bbl      (12.9)   (4.02)/bbl
                              -------                   -------
     Total non-cash losses    $(79.4)   $(9.79)/BOE     $(33.5)   $(4.32)/BOE

                              -------                   -------
     Total losses             $(90.3)  $(11.14)/BOE     $(25.6)   $(3.31)/BOE
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash Flow Sensitivity

     The sensitivities below reflect the impact on cash flow per trust unit for the remaining three quarters of 2008 and include the commodity contracts described in Note 9 as well as the impact of 2008 forward market prices as at
April 21, 2008. To the extent the market price of crude oil and natural gas change significantly from the April 21, 2008 levels, the sensitivities will no longer be relevant as the effect of our commodity contracts will change.

     <<
     Sensitivity Table                               Estimated Effect on 2008
                                                   Cash Flow per Trust Unit(1)
     -------------------------------------------------------------------------
     Change of $0.15 per Mcf in the price
      of AECO natural gas                                     $0.06
     Change of US$1.00 per barrel in
      the price of WTI crude oil                              $0.04
     Change of 1,000 BOE/day in production                    $0.10
     Change of $0.01 in the US$/CDN$ exchange rate            $0.10
     Change of 1% in interest rate                            $0.05
     -------------------------------------------------------------------------
     (1) Assumes constant working capital and 160,147,000 units outstanding.
         The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
     >>

     Revenues

     Crude oil and natural gas revenues for the three months ended March 31,
2008 were $503.7 million ($510.0 million, net of $6.3 million of transportation costs), an increase of 33% or $123.7 million compared to
$380.0 million ($385.9 million, net of $5.9 million of transportation costs)
in the first quarter 2007. Increased gas production as a result of the Focus acquisition and substantially higher crude oil prices were the primary reasons for the higher revenues.

     <<
     Analysis of Sales              Crude                 Natural
      Revenue(1) ($ millions)         oil        NGLs         Gas       Total
     -------------------------------------------------------------------------
     Quarter ended March 31, 2007  $183.3      $ 17.9      $178.8      $380.0
     Price variance(1)               87.0        10.7        12.4       110.1
     Volume variance                (10.0)        0.6        23.0        13.6
     -------------------------------------------------------------------------
     Quarter ended March 31, 2008  $260.3      $ 29.2      $214.2      $503.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     >>

     Other Income

     Other income for the three months ended March 31, 2008 was $15.1 million compared to $14.2 million for the three months ended March 31, 2007. During the first quarter of 2008 we realized a gain of $8.3 million on the sale of certain marketable securities, as well as interim payments for our business interruption insurance of $6.4 million related to the Giltedge fire. During the first quarter of 2007 we realized a gain of $14.1 million on the sale of certain marketable securities.

     Royalties

     Royalties are paid to various government entities and other land and mineral rights owners. For the three months ended March 31, 2008 and 2007 royalties were $93.8 million and $71.6 million respectively, approximately 19%
of oil and gas sales, net of transportation costs. Overall, royalties increased primarily as a result of additional revenue from higher oil prices and the additional Focus assets acquired.
     In October 2007, the Alberta government announced a 'New Royalty
Framework' ("NRF") which will be effective January 1, 2009. In the context of an annualized 2008 forward market outlook of $110.00/bbl crude oil and
$9.00/Mcf natural gas, and relative to Enerplus' current properties and production profile in Alberta, we estimate the incremental annual impact of the NRF to be approximately $90 to $100 million.
     In April 2008, the Alberta government announced some changes to the NRF to encourage the development of deep, high-cost oil and gas reserves. These programs will be implemented on January 1, 2009 along with the NRF. These new programs are not expected to have a significant effect on our 2008 capital plans. Had these new programs been in place during 2007, approximately
23 gross (5 net) of Enerplus' natural gas wells drilled in 2007 would have qualified for potential royalty credits totaling $0.8 million. Our crude oil wells would not have been affected.
     We continue to expect royalties to be approximately 19% of oil and gas sales, net of transportation costs for 2008. In 2009 given current commodity prices, we estimate the average royalty rate for the Fund including all royalties will be approximately 24% of oil and gas sales, net of transportation costs.
     As at the date of this MD&A the Alberta government had not yet made the necessary legislative and administration changes to implement the NRF. The NRF announcement can be found on the Alberta government's website at
www.gov.ab.ca.

     Operating Expenses

     Operating expenses for the three months ended March 31, 2008 were
$8.88/BOE or $72.0 million, compared to $8.53/BOE or $66.0 million for the same period in 2007. Excluding the non-cash gain included in operating expenses related to our electricity swaps, operating costs were $8.96/BOE compared to $8.55/BOE for the same period in 2007. We had higher operating costs at our Mitsue and Chinchaga properties due to costs associated with pipeline and facility issues along with additional optimization expenses onour
U.S. properties. Partially offsetting these increases was the addition of lower operating cost properties from Focus beginning February 13, 2008.
     We are maintaining our annual guidance for operating costs of approximately $8.65/BOE.

     General and Administrative Expenses ("G&A")

     During the first quarter of 2008 G&A expenses decreased 8% to $2.03/BOE or $16.4 million compared to $2.21/BOE or $17.1 million for the first quarter of 2007. Total cash G&A was relatively unchanged year-over-year, with higher overall salary and benefits costs offset by lower long term cash compensation charges which are impacted by our trust unit price.
     During the quarter our G&A expenses included non-cash charges for our trust unit rights incentive plan of $1.5 million or $0.18/BOE compared to
$2.1 million or $0.27/BOE for 2007. These amounts relate solely to our trust unit rights incentive plan and are determined using a binomial lattice option-
pricing model. See Note 8 for further details.
     The following table summarizes the cash and non-cash expenses recorded in
G&A:

     <<
     General and Administrative Costs             Three months ended March 31,
     ($ millions)                                          2008          2007
     -------------------------------------------------------------------------
     Cash                                           $      14.9   $      15.0
     Trust unit rights incentive plan (non-cash)            1.5           2.1
     -------------------------------------------------------------------------
     Total G&A                                      $      16.4   $      17.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (Per BOE)                                             2008          2007
     -------------------------------------------------------------------------
     Cash                                           $      1.85   $      1.94
     Trust unit rights incentive plan (non-cash)           0.18          0.27
     -------------------------------------------------------------------------
     Total G&A                                      $      2.03   $      2.21
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     We are maintaining our guidance for G&A expenses at $2.20/BOE, which includes non-cash G&A costs of approximately $0.20/BOE.

     Interest Expense

     Interest expense includes interest on long-term debt, the premium amortization on our US$175 million senior unsecured notes, unrealized gains and losses resulting from the change in fair value of our interest rate swaps as well as the interest component on our cross currency interest rate swap
(see Note 6).
     Interest on long-term debt for the three months ended March 31, 2008 totaled $13.3 million, a $3.6 million increase from $9.7 million during the comparable quarter of 2007. The increase was due to higher average indebtedness partially offset by a lower weighted average interest rate of
4.3% during the first three months of 2008 compared to 4.9% in the same period in 2007.
     The following table summarizes the cash and non-cash interest expense recorded.

     <<
     Interest Expense                             Three months ended March 31,
     ($ millions)                                          2008          2007
     -------------------------------------------------------------------------
     Interest on long-term debt                     $      13.3   $       9.7
     Unrealized gain                                       (6.3)         (1.6)
     -------------------------------------------------------------------------
     Total Interest Expense                         $       7.0   $       8.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     At March 31, 2008 approximately 12% of our debt was based on fixed interest rates while 88% had floating interest rates. In comparison, at
March 31, 2007 approximately 19% of our debt was based on fixed interest rates and 81% was floating. The increased percentage of floating rate debt is due to the bank debt that was assumed with the Focus acquisition.

     Capital Expenditures

     During the first quarter of 2008 we spent $126.3 million on development capital and facilities, an increase of $16.3 million or 15% compared to the same period in 2007. The increase was largely due to the successful completion of Focus' original development capital program and drilling an additional two wells at Tommy Lakes. Our development capital program is expected to remain on target through the remainder of the year. To date we have achieved a 100%
success rate with our drilling program on 125 net wells.
     Property acquisitions during the three months ended March 31, 2008 were
$7.5 million compared to $63.4 million during the three months ended March 31,
2007 which related primarily to the acquisition of gross-overriding royalty interests in the Jonah natural gas field in Wyoming. Our corporate acquisition of Focus closed during the quarter for consideration of approximately
$1.7 billion. Refer to Note 4 for further details.
     Total net capital expenditures of approximately $1.9 billion for the first quarter of 2008 compared to $174.8 million for the first quarter of 2007 are outlined below.

     <<
                                                  Three months ended March 31,
     Capital Expenditures ($ millions)                     2008          2007
     -------------------------------------------------------------------------
     Development expenditures                         $   109.3   $      90.8
     Plant and facilities                                  17.0          19.2
     -------------------------------------------------------------------------
       Development Capital                                126.3         110.0
     Office                                                 1.6           1.4
     -------------------------------------------------------------------------
       Sub-total                                          127.9         111.4
     Acquisitions of oil and gas properties(1)              7.5          63.4
     Corporate Acquisitions                             1,757.5             -
     Dispositions of oil and gas properties(1)             (2.1)            -
     -------------------------------------------------------------------------
     Total Net Capital Expenditures                   $ 1,890.8   $     174.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Total Capital Expenditures financed with
      cash flow                                       $    63.9   $      35.5
     Total Capital Expenditures financed with
      debt and equity                                   1,826.9         139.3
     -------------------------------------------------------------------------
     Total Net Capital Expenditures                   $ 1,890.8   $     174.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of post-closing adjustments.
     >>

     We are maintaining our 2008 guidance of $580 million for annual development capital spending.

     Oil Sands

     Our Joslyn and Kirby development projects have not commenced commercial production. As a result all associated costs inclusive of acquisition expenditures, development capital spending, salaries and benefits, engineering and planning, net of revenues generated, are capitalized and excluded from our depletion calculation.
     During the first quarter of 2008 we capitalized costs of $0.7 million related to Joslyn as we continued to build the steam chambers in producing wells and bring two wells back on production that had workovers completed at year end. At our Kirby project we capitalized approximately $20.6 million and were successful in completing our core hole drilling program drilling 55 core holes and 3 water source/disposal wells. At March 31, 2008 capitalized costs life-to-date for Joslyn were $117.1 million and for Kirby were $226.0 million for a combined total of $343.1 million.
     On March 25, 2008 we announced that we are commencing a review of strategic options regarding our 15% working interest in Joslyn. A review of our portfolio of oil sands and conventional projects has resulted in the decision to consider options to rebalance the portfolio. Our distribution-
oriented business model necessitates a portfolio of assets that provide near-
term cash flow, future growth potential and an appropriate balance of commodities. While we believe that both Joslyn and Kirby provide attractive long-term potential, the operated nature of the Kirby project provides enhanced control over the timing and nature of our capital spending profile.
Should the review result in a decision to sell all or a portion of Joslyn, sale proceeds would initially be used to reduce our outstanding bank debt.
Given our conservative balance sheet, such sale proceeds would reinforce our borrowing capacity, enhance our ability to fund future capital spending and acquisition activity and minimize the need for future equity.

     Depletion, Depreciation, Amortization and Accretion ("DDA&A")

     DDA&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves.
     For the three months ended March 31, 2008 DDA&A increased to
$139.8 million or $17.23/BOE compared to $119.1 million or $15.38/BOE during the same period in 2007. The increase is primarily due to additional PP&E and production as a result of the Focus acquisition.
     No impairment of the Fund's assets existed at March 31, 2008 using year-
end reserves updated for acquisitions, divestitures and management's estimates of future prices.

     Asset Retirement Obligations

     In connection with our operations, we anticipate we will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Total future asset retirement obligations are estimated by management based on the Fund's net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.
     The Fund has estimated the net present value of its total asset retirement obligations to be approximately $204.3 million at March 31, 2008 compared to $165.7 million at December 31, 2007. The increase of $38.6 million relates primarily to the acquisition of Focus. See Note 3.
     The following chart compares the amortization of the asset retirement cost, accretion of the asset retirement obligation and asset retirement obligations settled during the period.

     <<
                                                  Three months ended March 31,
     ($ millions)                                          2008          2007
     -------------------------------------------------------------------------
     Amortization of the asset retirement cost        $     4.7   $       3.4
     Accretion of the asset retirement obligation           2.5           1.7
     -------------------------------------------------------------------------
     Total Amortization and Accretion                 $     7.2   $       5.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Asset Retirement Obligations Settled             $     4.0   $       3.3
     -------------------------------------------------------------------------
     >>

     The timing of actual asset retirement costs will differ from the timing of amortization and accretion charges. Actual asset retirement costs will be incurred over the next 66 years with the majority between 2038 and 2047. For accounting purposes, the asset retirement cost is amortized using a unit-of-
production method based on proved reserves before royalties while the asset retirement obligation accretes until the time the obligation is settled.

     Taxes

     Future Income Taxes

     Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. A portion of the future income tax liability that is recorded on the balance sheet will be recovered through earnings before 2011. The balance will be realized when future income tax assets and liabilities are realized or settled.
     Our future income tax recovery was $35.2 million for the quarter ended
March 31, 2008 compared to a recovery of $23.7 million for the same period in
2007. Approximately $10.7 million of the additional recovery is attributed to
Focus and another $2.8 million relates to a British Columbia corporate income tax rate reduction which became effective during the quarter.

     Current Income Taxes

     In our current structure, payments are made between the operating entities and the Fund which ultimately transfers both the income and future tax liability to our unitholders. As a result, no cash income taxes have been paid by our Canadian operating entities, however an income tax liability of
$24.3 million was triggered on the acquisition of Focus on February 13, 2008.
This liability was included in Focus's assumed working capital and was paid in
April 2008. We expect to recover these taxes over the next twelve months and as such we have recorded a cash income tax recovery of $2.7 million in first quarter of 2008.
     The amount of current taxes recorded throughout the year on our U.S.
operations is dependent upon income levels and the timing of both capital expenditures and the repatriation of funds to Canada. For the three months ended March 31, 2008 our U.S. operations incurred taxes (income and withholding) in the amount of $12.2 million compared to $2.0 million for the same period in 2007. The increase in current taxes was due to an increase in net income combined with a decrease in capital expenditures during the quarter.
     We have increased our guidance by 5% for 2008 as we now expect our U.S.
current income and withholding taxes to average approximately 25% of cash flow from U.S. operations. This guidance is based on current commodity prices, our current development capital program and assumes all funds in excess of U.S.
development capital spending are repatriated to Canada.
     Effective January 1, 2011 we will be subject to the Specified Investment
Flow-Through ("SIFT") tax should we remain a trust. The Federal budget on
February 26, 2008 proposed that for 2009 tax years and later the SIFT tax will be based on the general provincial corporate income tax rate in each province in which the SIFT has a permanent establishment. These proposals would result in a SIFT being taxed on the same basis as a corporation.

     Net Income

     Net income for the first quarter of 2008 was $121.4 million or $0.82 per trust unit compared to $107.9 million or $0.88 per trust unit in the same period for 2007. The $13.5 million increase in net income was primarily due to an increase in oil and gas sales of $124.2 million and an increase in future income tax recovery of $11.4 million offset by increased risk management costs of $64.8 million, increased royalties of $22.3 million and increased DDA&A of
$20.7 million.

     Cash Flow from Operating Activities

     Cash flow for the three months ended March 31, 2008 was $256.2 million or
$1.74 per trust unit compared to $193.2 million or $1.57 per trust unit for the same period in 2007. The increase in cash flow per unit is largely due to realizing a higher weighted average sales price on our crude oil and natural gas sales combined with an increase in production, offset by higher cash risk management costs, royalties and operating costs.

     <<
     Selected Financial Results

                            Three months ended             Three months ended
                                March 31, 2008                 March 31, 2007
                   -----------------------------------------------------------
                                  Non-                          Non-
     Per BOE of    Operating   Cash &           Operating    Cash &
      production        Cash    Other                Cash     Other
      (6:1)          Flow(1)    Items     Total    Flow(1)    Items     Total
     -------------------------------------------------------------------------
     Production per day                  89,150                        86,028
     -------------------------------------------------------------------------
     Weighted
      average
      sales
      price(2)      $ 62.10   $     -   $ 62.10   $ 49.08   $     -   $ 49.08
     Royalties       (11.57)        -    (11.57)    (9.12)        -     (9.12)
     Commodity
      derivative
      instruments     (1.35)    (9.79)   (11.14)     1.01     (4.32)    (3.31)
     Operating costs  (8.96)     0.08     (8.88)    (8.55)     0.02     (8.53)
     General and
      administrative  (1.85)    (0.18)    (2.03)    (1.94)    (0.27)    (2.21)
     Interest
      expense, net
      of interest
      and other
      income          (0.79)     0.77      (.02)    (1.25)     0.21     (1.04)
     Foreign
      exchange
      gain/(loss)     (0.05)    (0.39)    (0.44)    (0.07)     0.01     (0.06)
     Capital taxes        -         -         -     (0.12)        -     (0.12)
     Current income
      tax             (1.18)        -     (1.18)    (0.26)        -     (0.26)
     Restoration and
      abandonment
      cash costs      (0.50)     0.50         -     (0.42)     0.42         -
     Depletion,
      depreciation,
      amortization
      and accretion       -    (17.23)   (17.23)        -    (15.38)   (15.38)
     Future income
      tax recovery        -      4.33      4.33         -      3.06      3.06
     Gain on sale of
      marketable
      securities(3)       -      1.02      1.02         -      1.82      1.82
     -------------------------------------------------------------------------
     Total per BOE  $ 35.85   $(20.89)  $ 14.96   $ 28.36   $(14.43)  $ 13.93
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Cash Flow from Operating Activities before changes in non-cash working capital.
     (2) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (3) Gain on sale of marketable securities was a cash item however it is included in cash flow from investing activities not cash flow from operating activities.

     Selected Canadian and U.S. Results

     The following table provides a geographical analysis of key operating and financial results for the three months ended March 31, 2008 and 2007.

     (CDN$ millions,         Three months ended            Three months ended
      except per               March 31, 2008                March 31, 2007
      unit amounts)  Canada       U.S.    Total    Canada       U.S.    Total
     -------------------------------------------------------------------------
     Daily
      Production
      Volumes
       Natural gas
        (Mcf/day)   295,799    11,947   307,746   266,050     9,664   275,714
       Crude oil
        (bbls/day)   23,734     9,522    33,256    25,330    10,237    35,567
       Natural gas
        liquids
        (bbls/day)    4,603         -     4,603     4,509         -     4,509
       Total Daily
        Sales
        (BOE/day)    77,637    11,513    89,150    74,180    11,848    86,028

     Pricing(1)
       Natural gas
        (per Mcf)    $ 7.47    $ 8.95    $ 7.52    $ 7.21    $ 7.29    $ 7.21
       Crude oil
        (per bbl)     84.31     90.30     86.02     54.94     62.99     57.26
       Natural gas
        liquids
        (per bbl)     69.75         -     69.75     44.09         -     44.09

     Capital
      Expenditures
       Development
        capital and
        office       $108.3    $ 19.6    $127.9    $ 73.6    $ 37.8    $111.4
       Acquisitions
        of oil
        and gas
        properties      7.4       0.1       7.5       2.1      61.3      63.4
       Dispositions
        of oil
        and gas
        properties     (2.1)        -      (2.1)        -         -         -

     Revenues
       Oil and gas
        sales(1)     $415.7    $ 88.0    $503.7    $315.6    $ 64.4    $380.0
       Royalties(2)   (75.2) (18.6)       (93.8)    (58.9)    (12.7)    (71.6)
       Financial
        contracts     (90.3)        -     (90.3)    (25.6)        -     (25.6)

     Expenses
       Operating     $ 68.6    $  3.4    $ 72.0    $ 63.9    $  2.1    $ 66.0
       General and
        adminis-
        trative        15.1       1.3      16.4      14.8       2.3      17.1
       Depletion,
        depreciation,
        amortization
        and
        accretion     118.4      21.4     139.8      91.5      27.6     119.1
       Current income
        taxes
        (recovery)/
        expense        (2.7)     12.2       9.5         -       2.0       2.0
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (2) U.S. Royalties include state production tax.
     >>

     Quarterly Financial Information

     Oil and gas sales for the first quarter of 2008 increased over the fourth quarter of 2007 as crude oil and natural gas prices began to increase. Overall oil and gas sales were lower in 2007 from 2006 as a result of softening natural gas prices throughout 2006 and remained lower during 2007 as a result of lower production.
     Net income has been affected by fluctuating commodity prices and risk management costs, the strengthening Canadian dollar, higher operating and G&A costs, changes in future tax provisions as well as changes to accounting policies adopted during 2007. Furthermore, changes in the fair value of all our financial derivative instruments (commodity, interest and foreign exchange) are impacted by future prices causing net income to fluctuate between quarters.

     <<
     Quarterly Financial Information

     ($ millions,                                    Net Income per trust unit
      except per trust        Oil and Gas            -------------------------
      unit amounts)             Sales(1)   Net Income      Basic     Diluted
     -------------------------------------------------------------------------
     2008
     First quarter              $   503.7   $   121.4   $    0.82   $    0.82
     -------------------------------------------------------------------------
     2007
     Fourth Quarter             $   389.8   $    98.7   $    0.76   $    0.76
     Third Quarter                  364.8        93.0        0.72        0.72
     Second Quarter                 382.5        40.1        0.31        0.31
     First quarter                  380.0       107.9        0.88        0.87
     -------------------------------------------------
     Total                      $ 1,517.1   $   339.7   $    2.66   $    2.66
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     2006
     Fourth Quarter             $   369.5   $   110.2   $    0.90   $    0.89
     Third Quarter                  398.0       161.3        1.31        1.31
     Second Quarter                 403.5       146.0        1.19        1.19
     First Quarter                  401.7       127.3        1.08        1.07
     -------------------------------------------------
     Total                      $ 1,572.7   $   544.8   $    4.48   $    4.47
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     >>

     Liquidity and Capital Resources

     Sustainability of our Distributions and Asset Base

     As an oil and gas producer we have a declining asset base and therefore rely on ongoing development activities and acquisitions to replace production and add additional reserves. Our future oil and natural gas production is highly dependent on our success in exploiting our asset base and acquiring or developing additional reserves. To the extent we are unsuccessful in these activities our cash distributions could be reduced.
     Development activities and acquisitions may be funded internally by withholding a portion of cash flow or through external sources of capital such as debt or the issuance of equity. To the extent that we withhold cash flow to finance these activities, the amount of cash distributions to our unitholders may be reduced. Should external sources of capital become limited or unavailable, our ability to make the necessary development expenditures and acquisitions to maintain or expand our asset base may be impaired and ultimately reduce the amount of cash distributions.
     Following the completion of the Focus acquisition, Enerplus has approximately $10 billion of safe harbour growth capacity within the context of the Government's "normal growth" guidelines associated with Bill C-52. This amount is calculated in reference to the combined market capitalizations of
Enerplus and Focus on October 31, 2006 and also includes equity that may be issued to replace existing debt of both entities at that time.

     Distribution Policy

     The amount of cash distributions is proposed by management and approved by the Board of Directors. We continually assess distribution levels with respect to forecasted cash flows, debt levels and capital spending plans. The level of cash withheld has historically varied between 10% and 40% of annual cash flow from operating activities and is dependent upon numerous factors, the most significant of which are the prevailing commodity price environment, our current levels of production, debt obligations, funding requirements for our development capital program and our access to equity markets.
     Although we intend to continue to make cash distributions to our unitholders, these distributions are not guaranteed. To the extent there is taxable income at the trust level, determined in accordance with the Canadian
Income Tax Act, the distribution of that taxable income is non-discretionary.

     Cash Flow from Operating Activities, Cash Distributions and Payout Ratio

     Cash flow from operating activities and cash distributions are reported on the Consolidated Statements of Cash Flows. During the first quarter of 2008 cash distributions of $192.4 million were funded entirely through cash flow of
$256.2 million.
     Our payout ratio, which is calculated as cash distributions divided by cash flow, was 75% for the three months ended March 31, 2008 compared to 82%
for the same period in 2007.
     In aggregate, our 2008 first quarter cash distributions of $192.4 million and our development capital and office expenditures of $127.9 million totaled
$320.3 million, or approximately 125% of our cash flow of $256.2 million. We rely on access to capital markets to the extent cash distributions combined with development capital and office expenditures exceed cash flow. Over the long term we would expect to support our distributions and capital expenditures with our cash flow, however we would continue to fund acquisitions and growth through additional debt and equity. There will be years when we are investing capital in opportunities that do not immediately generate cash flow (such as our Joslyn and Kirby oil sands projects) where this relationship will vary. Despite our 2008 first quarter cash flow being less than the aggregate of our cash distributions and development capital, we continue to have conservative debt levels with a trailing twelve month debt-to-cash flow ratio of 1.0x at March 31, 2008.
     For the three months ended March 31, 2008, our cash distributions exceeded our net income by $71.0 million (2007 - $49.8 million). Net income includes $181.7 million of non-cash items (2007 - $129.0 million) such as
DDA&A, changes in the fair value of our derivative instruments based on forward markets, and future income taxes that do not reduce or increase our cash flow from operations. Future income taxes can fluctuate from period to period as a result of changes in tax rates as well as changes in interest, royalties and dividends from our operating subsidiaries paid to the Fund. In addition, other non-cash charges such as DDA&A are not a good proxy for the cost of maintaining our productive capacity as they are based on the historical costs of our PP&E and not the fair market value of replacing those assets within the context of the current environment.
     The level of investment in a given period may not be sufficient to replace productive capacity given the natural declines associated with oil and natural gas assets. In these instances a portion of the cash distributions paid to unitholders may represent a return of the unitholders' capital.
     The following table compares cash distributions to cash flow and net income.

     <<

                                  Three months ended   Year ended   Year ended
     ($ millions, except                   March 31, December 31, December 31,
      per unit amounts)                        2008         2007         2006
     -------------------------------------------------------------------------
     Cash flow from operating
      activities:                         $   256.2    $   868.5    $   863.7
     Cash distributions                       192.4        646.8        614.3
     -------------------------------------------------------------------------
     Excess of cash flow over cash
      distributions                       $    63.8    $   221.7    $   249.4

     Net income                           $   121.4    $   339.7    $   544.8
     Shortfall of net income over
      cash distributions                  $   (71.0)   $  (307.1)   $   (69.5)

     Cash distributions per weighted
      average trust unit                  $    1.30    $    5.07    $    5.05
     Payout ratio(1)                            75%          74%          71%
     -------------------------------------------------------------------------
     (1) Based on cash distributions divided by cash flow from operating activities.
     >>

     It is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities in the oil and gas sector due to the nature of reserve reporting, natural reservoir declines and the risks involved with capital investment. Therefore we do not disclose maintenance capital separately from development capital spending.

     Long-Term Debt

     Long-term debt at March 31, 2008 was $1,099.3 million, an increase of
$372.6 million from $726.7 million at December 31, 2007.
     Long-term debt at March 31, 2008 is comprised of $860.9 million of bank indebtedness, which increased $363.5 million from December 31, 2007 and
$238.4 million of senior unsecured notes. The increase in long-term debt is mainly due to the $330.9 million of debt that was assumed on the Focus acquisition along with debt incurred to fund our development capital program.
     Our working capital deficiency, excluding cash, at March 31, 2008 increased $63.3 million to $266.7 million from $203.4 million at December 31,
2007. Excluding current deferred financial assets and credits and the related current future income taxes, our working capital deficiency increased by
$1.0 million compared to December 31, 2007. The increase in accounts receivable that is attributable to higher commodity prices and production levels offset the increase in accounts payable that resulted from higher capital spending activity and increased distributions payable for units issued in conjunction with the Focus acquisition.
     We continue to maintain a conservative balance sheet as demonstrated below:

     <<
                                                       March 31,  December 31,
     Financial Leverage and Coverage                       2008          2007
     -------------------------------------------------------------------------
     Long-term debt to trailing cash flow               1.0 x(1)        0.8 x
     Cash flow to interest expense                     19.3 x(1)       25.8 x
     Long-term debt to long-term debt plus equity           22%           22%
     -------------------------------------------------------------------------
     Long-term debt is measured net of cash.
     Cash flow and interest expense are 12-months trailing.

     (1) Includes both Enerplus' and Focus' 12 month trailing cash flows and interest expense.
     >>

     At March 31, 2008 Enerplus had a $1.4 billion unsecured covenant based three-year term bank facility ending November 2010, through its wholly-owned subsidiary EnerMark Inc. We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term. This bank debt carries floating interest rates that we expect to range between 55.0 and 110.0 basis points over Bankers' Acceptance rates, depending on Enerplus' ratio of senior debt to earnings before interest, taxes and non-cash items.
     Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should cash flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the Fund's operating subsidiaries to make payments to the Fund and consequently the Fund's ability to make distributions to the unitholders may be restricted. At March 31, 2008 we are in compliance with our debt covenants, the most restrictive of which limits our long-term debt to three times trailing cash flow reflecting acquisitions on a pro forma basis. Refer to "Debt of Enerplus" in our Annual
Information Form for the year ended December 31, 2007 for a detailed description of these covenants.
     Principal payments on Enerplus' senior unsecured notes are required commencing in 2010 and 2011 and are more fully discussed in Note 5.
     We anticipate that we will continue to have adequate liquidity to fund planned development capital spending during 2008 through a combination of cash flow retained by the business and debt, if needed.

     Commitments

     Upon the completion of the Focus acquisition we assumed an office lease with commitments of $0.9 million a year for 3 years and transportation contracts resulting in a total commitment of $40.0 million over a variety of terms the longest of which is 10 years. The Focus natural gas term transportation contracts comprise of 40 MMcf/day in British Columbia, and
65 MMcf/day in Saskatchewan.

     Trust Unit Information

     We had 164,142,000 trust units outstanding at March 31, 2008. This includes the 30,150,000 units issued on February 13, 2008 to acquire Focus and the 9,087,000 exchangeable partnership units outstanding that were assumed with the Focus acquisition which are convertible at the option of the holder into 0.425 of an Enerplus trust unit (3,862,000 trust units). This compares to
123,434,000 trust units at March 31, 2007 and 129,813,000 trust units outstanding at December 31, 2007. Including the exchangeable partnership units the weighted average basic number of trust units outstanding during the first quarter of 2008 was 147,482,000 (2007 - 123,282,000). At May 6, 2008 we had
164,420,000 trust units outstanding including the equivalent partnership units.
     During the three months ended March 31, 2008 317,000 trust units (2007 -
283,000) were issued pursuant to the Trust Unit Monthly Distribution
Reinvestment and Unit Purchase Plan ("DRIP") and the trust unit rights incentive plan, net of redemptions. This resulted in $11.9 million (2007 -
$13.0 million) of additional equity to the Fund. For further details see
Note 8.

     Canadian and U.S. Taxpayers

     Enerplus estimates that approximately 95% of cash distributions paid to
Canadian unitholders and 90% of cash distributions paid to U.S. unitholders will be taxable and the remaining 5% and 10% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon, among other things, production, commodity prices and cash flow experienced throughout the year.
     For U.S. taxpayers the taxable portion of cash distributions are considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a "Qualified Dividend" eligible for the reduced tax rate. This preferential rate of tax for "Qualified Dividends" is set to expire at the end of 2010. On March 24, 2007, Bill 1672 was introduced into the U.S. House of
Representatives which, if enacted as presented, would make dividends from
Canadian income funds such as Enerplus ineligible for treatment as a
"Qualified Dividend". The dividends would then become a "non-qualified dividend from a foreign corporation" subject to the normal rates of tax commencing with dividends received after the date of enactment. The proposed bill still requires the approval of the House of Representatives, the Senate and the President prior to it being enacted. Therefore, we are unable to determine when or even if the bill will become enacted as presented.
     In April 2008, Enerplus estimated its non-resident ownership to be approximately 65%.

     Greenhouse Gas and Carbon Emissions

     Enerplus continues to monitor and evaluate the developments associated with carbon emissions regulations associated with environmental policy and legislations in all jurisdictions where we operate. In particular, we are currently reviewing the Government of Canada's "Turning the Corner" plan and will continue to evolve our strategies and responses to the plan. Draft regulations under the plan are expected to be published in the latter half of this year for public comment. Under the proposed plan, the oil and gas industry will be required to reduce its emissions intensity from 2006 levels by 18% by 2010 and 2% every following year. The proposed federal regulations also require oil sands upgraders and in-situ projects to meet certain carbon capture and storage targets by 2018. Given Enerplus' interest in various oil sands development areas (Kirby, Joslyn and Laricina), we will be closely monitoring the development of the proposed federal regulations.
     In January, 2008, the Government of Alberta released its new climate change strategy. The Alberta strategy focuses on the three areas of carbon capture and storage, conserving and using energy more efficiently and
"greening" energy production. The provincial government will be providing updates as to its specific plans for implementation of various portions of its strategy. Certain climate change regulations came in to effect in Alberta on
July 1, 2007 which set an emissions level of 100,000 tonnes/year to be considered a "large final emitter" (under Alberta regulations). Enerplus does not have any operated facilities that meet this level; however, we do participate in a small number of partner-operated facilities that fall into this category. We also anticipate that our proposed Kirby project would fit this classification once operational. We will be evaluating carbon capture and storage alternatives for our Kirby development as a normal course of business.
     We will be working with government at all levels where we have operations to assist in the development of regulatory design in an effort to strike a productive balance between environment responsibility and continued positive economic impact. At this stage, without further clarity and specific details from the governments of Canada and Alberta, it is very difficult to forecast the increased costs associated with the proposed greenhouse gas and carbon capture regulations.

     RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

     Convergence of Canadian GAAP with International Financial Reporting
     Standards

     In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards (IFRS) by 2011. On
February 13, 2008 the AcSB confirmed that use of IFRS will be required for public companies beginning January 1, 2011. We continue to assess the impact of adopting IFRS and implementing plans for transition.

     Internal Controls and Procedures

     There were no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     <<
     CONSOLIDATED BALANCE SHEETS

                                                       March 31,  December 31,
     (CDN$ thousands) (Unaudited)                          2008          2007
     -------------------------------------------------------------------------
     Assets
     Current assets
       Cash                                         $     1,453   $     1,702
       Accounts receivable                              247,675       145,602
       Deferred financial assets (Note 9)                 1,102        10,157
       Future income taxes                               33,284        10,807
       Other current                                      3,807         6,373
     -------------------------------------------------------------------------
                                                        287,321       174,641
     Property, plant and equipment (Note 2)           5,652,942     3,872,818
     Goodwill (Note 4)                                  604,645       195,112
     Other assets (Note 9)                               49,966        60,559
     -------------------------------------------------------------------------

                                                    $ 6,594,874   $ 4,303,130
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities
     Current liabilities
       Accounts payable                             $   355,464   $   269,375
       Distributions payable to unitholders              68,939        54,522
       Deferred financial credits (Note 9)              128,145        52,488
     -------------------------------------------------------------------------
                                                        552,548       376,385
     -------------------------------------------------------------------------
     Long-term debt (Note 5)                          1,099,274       726,677
     Deferred financial credits (Note 9)                 77,769        90,090
     Future income taxes                                696,183       304,259
     Asset retirement obligations (Note 3)              204,327       165,719
     -------------------------------------------------------------------------
                                                      2,077,553     1,286,745
     -------------------------------------------------------------------------
     Equity
     Unitholders' capital (Note 8)                    5,407,195     4,032,680

     Accumulated deficit                             (1,354,917)   (1,283,953)
     Accumulated other comprehensive income             (87,505)     (108,727)
     -------------------------------------------------------------------------
                                                     (1,442,422)   (1,392,680)
                                                      3,964,773     2,640,000
     -------------------------------------------------------------------------

                                                    $ 6,594,874   $ 4,303,130
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT

                                                  Three months ended March 31,
     (CDN$ thousands) (Unaudited)                          2008          2007
     -------------------------------------------------------------------------

     Accumulated income, beginning of period        $ 2,286,927   $ 1,952,960
     Adjustment for adoption of financial
      instruments standards                                   -        (5,724)
     -------------------------------------------------------------------------
     Revised accumulated income, beginning of
      period                                          2,286,927     1,947,236
     Net income                                         121,394       107,873
     -------------------------------------------------------------------------
     Accumulated income, end of period              $ 2,408,321   $ 2,055,109

     Accumulated cash distributions, beginning
      of period                                     $(3,570,880)  $(2,924,045)
     Cash distributions                                (192,358)     (157,671)
     -------------------------------------------------------------------------
     Accumulated cash distributions, end of period  $(3,763,238)  $(3,081,716)

     -------------------------------------------------------------------------
     Accumulated deficit, end of period             $(1,354,917)  $(1,026,607)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                  Three months ended March 31,
     (CDN$ thousands) (Unaudited)                          2008          2007
     -------------------------------------------------------------------------
     Balance, beginning of period                     $(108,727)  $    (8,979)
       Transition adjustments on adoption:
         Cash flow hedges                                     -           660
         Available for sale marketable securities             -        14,252
     Other comprehensive income/(loss)                   21,222       (21,458)
     -------------------------------------------------------------------------
     Balance, end of period                           $ (87,505)  $   (15,525)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF INCOME

     (CDN$ thousands except                       Three months ended March 31,
      per trust unit amounts) (Unaudited)                  2008          2007
     -------------------------------------------------------------------------
     Revenues
       Oil and gas sales                            $   510,069   $   385,871
       Royalties                                        (93,836)      (71,565)
       Commodity derivative instruments (Note 9)        (90,379)      (25,606)
       Other income                                      15,116        14,160
     -------------------------------------------------------------------------
                                                        340,970       302,860
     -------------------------------------------------------------------------
     Expenses
       Operating                                         72,016        66,030
       General and administrative                        16,437        17,110
       Transportation                                     6,317         5,864
       Interest (Note 6)                                  6,988         8,115
       Foreign exchange (Note 7)                          3,684           482
       Depletion, depreciation, amortization and
        accretion                                       139,794       119,091
     -------------------------------------------------------------------------
                                                        245,236       216,692
     -------------------------------------------------------------------------
     Income before taxes                                 95,734        86,168
     Current taxes                                        9,541         2,047
     Future income tax recovery                         (35,201)      (23,752)
     -------------------------------------------------------------------------
     Net Income                                     $   121,394   $   107,873
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per trust unit
       Basic                                        $      0.82   $      0.88
       Diluted                                      $      0.82   $      0.87
     -------------------------------------------------------------------------
     Weighted average number of trust units
      outstanding (thousands)(1)
       Basic                                            147,482       123,282
       Diluted                                          147,583       123,363
     -------------------------------------------------------------------------
     (1) Includes the exchangeable partnership units.

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                  Three months ended March 31,
     (CDN$ thousands) (Unaudited)                          2008          2007
     -------------------------------------------------------------------------

     Net income                                     $   121,394   $   107,873
     -------------------------------------------------------------------------

     Other comprehensive income/(loss),
      net of tax:
       Unrealized gain/(loss) on marketable
        securities                                        2,578        (3,156)
       Realized gains on marketable securities
        included in net income                           (6,158)      (11,654)
       Gains and losses on derivatives designated
        as hedges in prior periods included in net
        income                                               74          (204)
     Change in cumulative translation adjustment         24,728        (6,444)
     -------------------------------------------------------------------------
     Other comprehensive income/(loss)                   21,222       (21,458)
     -------------------------------------------------------------------------
     Comprehensive income                           $   142,616   $    86,415
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Three months ended March 31,
     (CDN$ thousands) (Unaudited)                          2008          2007
     -------------------------------------------------------------------------
     Operating Activities
     Net income                                     $   121,394   $   107,873
     Non-cash items add/(deduct):
       Depletion, depreciation, amortization
        and accretion                                   139,794       119,091
       Change in fair value of derivative
        instruments (Note 9)                             66,472        34,847
       Unit based compensation (Note 8)                   1,486         2,111
       Foreign exchange on translation of senior
        notes (Note 7)                                    9,233        (2,882)
       Future income tax                                (35,201)      (23,752)
       Amortization of senior notes premium                (153)         (169)
       Reclassification adjustments from AOCI to
        net income                                           92          (204)
     Gain on sale of marketable securities               (8,263)      (14,055)
     Asset retirement obligations settled (Note 3)       (4,020)       (3,314)
     -------------------------------------------------------------------------
                                                        290,834       219,546
     Increase in non-cash operating working capital     (34,618)      (26,365)
     -------------------------------------------------------------------------
     Cash flow from operating activities                256,216       193,181
     -------------------------------------------------------------------------
     Financing Activities
     Issue of trust units, net of issue costs
      (Note 8)                                           11,885        13,020
     Cash distributions to unitholders                 (192,358)     (157,671)
     Increase in bank credit facilities                  32,602       100,342
     Decrease in non-cash financing working capital      14,417         2,369
     -------------------------------------------------------------------------
     Cash flow from financing activities               (133,454)      (41,940)
     -------------------------------------------------------------------------
     Investing Activities
     Capital expenditures                              (127,923)     (111,354)
     Property acquisitions                               (7,549)      (63,423)
     Property dispositions                                2,122             -
     Proceeds on sale of marketable securities           18,320        16,467
     Increase in non-cash investing working capital     (10,418)        6,130
     -------------------------------------------------------------------------
     Cash flow from investing activities               (125,448)     (152,180)
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash              2,437           909
     -------------------------------------------------------------------------
     Change in cash                                        (249)          (30)
     Cash, beginning of period                            1,702           124
     -------------------------------------------------------------------------
     Cash, end of period                            $     1,453   $        94
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Cash Flow Information
     Cash income taxes paid                         $     9,002   $     3,241
     Cash interest paid                             $     8,318   $     6,086

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.  Summary of Significant Accounting Policies

     The interim consolidated financial statements of Enerplus Resources Fund
     ("Enerplus" or the "Fund") have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2007. The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund's consolidated financial statements for the year ended December 31, 2007.
     With the exception of additional disclosures included in Note 9 regarding financial instruments and capital management, the disclosures provided below are incremental to those included in the 2007 annual consolidated financial statements of the Fund.

     2.  PROPERTY, PLANT AND EQUIPMENT (PP&E)
                                                       March 31,  December 31,
     ($ thousands)                                         2008          2007
     -------------------------------------------------------------------------
     Property, plant and equipment                  $ 8,355,812   $ 6,429,241
     Accumulated depletion, depreciation and
      accretion                                      (2,702,870)   (2,556,423)
     -------------------------------------------------------------------------
     Net property, plant and equipment              $ 5,652,942   $ 3,872,818
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Capitalized development general and administrative ("G&A") expense of
     $4,909,000 (2007 - $4,019,000) is included in PP&E for the three months ended March 31, 2008. Excluded from PP&E for the depletion and depreciation calculation is $343,073,000 (2007 - $90,678,000) related to the Joslyn development project and the Kirby Oil Sands project, both of which have not yet commenced commercial production.

     3.  ASSET RETIREMENT OBLIGATIONS

     Following is a reconciliation of the asset retirement obligations:

                                             Three months ended    Year ended
                                                       March 31,  December 31,
     ($ thousands)                                         2008          2007
     -------------------------------------------------------------------------
     Asset retirement obligations, beginning
      of period                                     $   165,719   $   123,619
     Corporate acquisition                               36,784             -
     Changes in estimates                                 1,500        46,000
     Acquisition and development activity                 1,927         6,441
     Dispositions                                          (110)         (756)
     Asset retirement obligations settled                (4,020)      (16,280)
     Accretion expense                                    2,527         6,695
     -------------------------------------------------------------------------
     Asset retirement obligations, end of period    $   204,327   $   165,719
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     4.  ACQUISITIONS

     Focus Energy Trust

     On February 13, 2008 Enerplus closed the acquisition of Focus Energy
     Trust ("Focus"). Under the plan of arrangement, Focus unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit and
     Focus Exchangeable Partnership Units became exchangeable into Enerplus trust units at the option of the holder on the basis of 0.425 of an
     Enerplus trust unit for each Focus Exchangeable Partnership Unit. Total consideration was approximately $1,366,494,000, consisting of 30,149,752 trust units issued, 9,086,666 exchangeable partnership units assumed
     (convertible into 3,861,833 trust units) and estimated transaction costs of $5,350,000. The Fund also assumed bank debt plus an estimated working capital deficit, including certain transaction costs paid by Focus of
     $357,305,000.

     The acquisition has been accounted for using the purchase method of accounting and results from the operations of Focus from February 13,
     2008 onward have been included in the Fund's consolidated financial statements. The allocation of the consideration paid to the fair value of the assets acquired and liabilities assumed plus future income tax cost are summarized below.

     Net Assets Acquired ($ thousands)
     -------------------------------------------------------------------------
     Property, plant and equipment                                $ 1,757,520
     Other assets                                                       4,566
     Goodwill                                                         403,588
     Working capital deficit                                          (26,393)
     Deferred financial credits                                        (5,919)
     Long-term debt                                                  (330,912)
     Asset retirement obligations                                     (36,784)
     Future income taxes                                             (399,172)
     -------------------------------------------------------------------------
     Total net assets acquired                                    $ 1,366,494
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consideration paid ($ thousands)
     -------------------------------------------------------------------------
     Trust units issued(1)                                        $ 1,206,593
     Exchangeable partnership units assumed(1)                        154,551
     Transaction costs                                                  5,350
     -------------------------------------------------------------------------
     Total consideration paid                                     $ 1,366,494
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Recorded based on a fair value of $40.02 per trust unit

     5.  LONG-TERM DEBT
                                                       March 31,  December 31,
     ($ thousands)                                         2008          2007
     -------------------------------------------------------------------------
     Bank credit facilities (a)                     $   860,863   $   497,347
     Senior notes (b)
       US$175 million (issued June 19, 2002)            182,904       175,973
       US$54 million (issued October 1, 2003)            55,507        53,357
     -------------------------------------------------------------------------
     Total long-term debt                           $ 1,099,274   $   726,677
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (a) Unsecured Bank Credit Facility

     Enerplus currently has a $1.4 billion unsecured covenant based three year term facility. The facility is extendible each year with a bullet payment required at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans. This facility carries floating interest rates that are expected to range between 55.0 and 110.0 basis points over bankers' acceptance rates, depending on Enerplus' ratio of senior debt to earnings before interest, taxes and non-cash items. The effective interest rate on the facility for the three months ended March 31, 2008 was 4.3% (March 31, 2007 - 4.9%).

     (b) Senior Unsecured Notes

     On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency and interest rate swap ("CCIRS") with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

     On October 1, 2003 Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. The notes are translated into Canadian dollars using the period end foreign exchange rate. In September 2007 Enerplus entered into foreign exchange swaps that effectively fix the five principal payments on the US$54,000,000 senior unsecured notes at a CAD/US exchange rate of 1.02 or CAD $55,080,000.

     On January 1, 2007 in conjunction with the adoption of CICA Sections 3855 and 3865, Enerplus elected to stop designating the CCIRS as a fair value hedge on the US$175,000,000 senior notes. As a result, the Fund recorded the senior notes at their fair value of US$178,681,000. The premium amount of US$3,681,000, representing the difference between the
     January 1, 2007 fair value and the face amount of the senior notes, will be amortized to net income over the remaining term of the notes using the effective interest method. The effective interest rate over the remaining term of the senior notes is 6.16%. The senior notes are carried at amortized cost and are translated into Canadian dollars using the period end foreign exchange rate. At March 31, 2008 the amortized cost of the
     US$175,000,000 senior notes was US$177,940,000.

     6.  INTEREST EXPENSE
                                                  Three months ended March 31,
     ($ thousands)                                         2008          2007
     -------------------------------------------------------------------------
     Realized
       Interest on long-term debt                   $    13,345   $     9,748
     Unrealized
       Gain on cross currency interest rate swap         (8,344)       (1,283)
       Loss on interest rate swaps                        2,140          (181)
       Amortization of the premium on senior
        unsecured notes                                    (153)         (169)
     -------------------------------------------------------------------------
     Interest Expense                               $     6,988   $     8,115
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     7.  FOREIGN EXCHANGE
                                                  Three months ended March 31,
     ($ thousands)                                         2008          2007
     -------------------------------------------------------------------------
     Unrealized foreign exchange loss/(gain) on
      translation of U.S. dollar denominated
      senior notes                                  $     9,233   $    (2,882)
     Unrealized foreign exchange (gain)/loss on
      cross currency interest rate swap                  (4,171)        2,776
     Unrealized foreign exchange (gain)/loss on
      foreign exchange swaps                             (1,946)            -
     Realized foreign exchange loss                         568           588
     -------------------------------------------------------------------------
     Foreign exchange loss                          $     3,684   $       482
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The US$54,000,000 and US$175,000,000 senior unsecured notes are exposed to foreign currency fluctuations and are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the period.

     8.  UNITHOLDERS' CAPITAL

     Unitholders' capital as presented on the Consolidated Balance Sheets consists of trust unit capital, exchangeable partnership unit capital and contributed surplus.

                                             Three months ended    Year ended
                                                       March 31,  December 31,
     Unitholders' capital ($ thousands)                    2008          2007
     -------------------------------------------------------------------------
     Trust units                                    $ 5,239,767   $ 4,020,228
     Exchangeable partnership units                     154,551             -
     Contributed surplus                                 12,877        12,452
     -------------------------------------------------------------------------
     Balance, end of period                         $ 5,407,195   $ 4,032,680
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (a) Trust Units

     Authorized: Unlimited number of trust units

                                   Three months ended           Year ended
     (thousands)                     March 31, 2008         December 31, 2007
     Issued:                        Units      Amount       Units      Amount
     -------------------------------------------------------------------------
     Balance, beginning of
      period                      129,813 $ 4,020,228     123,151 $ 3,706,821
     Issued for cash:
       Pursuant to public
        offerings                       -           -       4,250     199,558
       Pursuant to rights
        incentive plan                 53       1,636         205       6,758
     Trust unit rights
      incentive plan (non-cash)
      - exercised                       -       1,061           -       2,288
     DRIP(x), net of redemptions      264      10,249       1,102      50,053
     Issued for acquisition of
      corporate and property
      interests (non-cash)         30,150   1,206,593       1,105      54,750
     -------------------------------------------------------------------------
                                  160,280 $ 5,239,767     129,813 $ 4,020,228
     Equivalent exchangeable
      partnership units             3,862     154,551           -           -
     -------------------------------------------------------------------------
     Balance, end of period       164,142 $ 5,394,318     129,813 $ 4,020,228
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Distribution Reinvestment and Unit Purchase Plan

     On February 13, 2008 the Fund issued 30,149,752 trust units pursuant to the Focus acquisition valued at $40.02 per trust unit, being the weighted average trading price of the Fund's units on the Toronto Stock Exchange during the five day trading period surrounding the announcement date of
     December 3, 2007, for a recorded value of $1,206,593,000.

     (b) Exchangeable Partnership Units

     In conjunction with the Focus acquisition 9,086,666 Focus Exchangeable
     Limited Partnership Units became exchangeable into Enerplus trust units at a ratio of 0.425 of an Enerplus trust unit for each Limited
     Partnership unit (3,861,833 trust units). The exchangeable partnership units are convertible at any time into trust units at the option of the holder and receive cash distributions and have voting rights in accordance with the 0.425 exchange ratio. The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date. The exchangeable partnership units are not listed on any stock exchange and are not transferable. The exchangeable partnership units were recorded at fair value, based on the Enerplus' five day weighted average trust unit trading price surrounding the December 3, 2007 announcement date of
     $40.02 multiplied by the 0.425 exchange ratio. The Focus Exchangeable
     Limited Partnership Units have been renamed Enerplus Exchangeable Limited
     Partnership Units.

     No exchangeable partnership units were converted into trust units during the period February 13, 2008 to March 31, 2008. As at March 31, 2008, the
     9,086,666 outstanding exchangeable partnership units represent the equivalent of 3,861,833 trust units.

                                   Three months ended           Year ended
     (thousands)                     March 31, 2008         December 31, 2007
     Issued:                        Units      Amount       Units      Amount
     -------------------------------------------------------------------------
     Assumed on February 13, 2008   9,087  $  154,551           -  $        -
     Exchanged for trust units          -           -           -           -
     -------------------------------------------------------------------------
     Balance, end of period         9,087  $  154,551           -  $        -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (c) Contributed Surplus
                                             Three months ended    Year ended
                                                       March 31,  December 31,
     Contributed surplus ($ thousands)                     2008          2007
     -------------------------------------------------------------------------
     Balance, beginning of period                   $    12,452   $     6,305
     Trust unit rights incentive plan
      (non-cash) - exercised                             (1,061)       (2,288)
     Trust unit rights incentive plan
      (non-cash) - expensed                               1,486         8,435
     -------------------------------------------------------------------------
     Balance, end of period                         $    12,877   $    12,452
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (d) Trust Unit Rights Incentive Plan

     As at March 31, 2008 a total of 4,458,000 rights issued pursuant to the
     Trust Unit Rights Incentive Plan ("Rights Incentive Plan") with an average exercise price of $45.77 were outstanding. This represents 2.8%
     of the total trust units outstanding of which 1,544,000 rights, with an average exercise price of $44.56, were exercisable. Under the Rights
     Incentive Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net
     PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the three months ended March 31, 2008 reduced the exercise price of the outstanding rights by $0.43 per trust unit effective July 2008.

     Activity for the rights issued pursuant to the Rights Plan is as follows:

                                  Three months ended          Year ended
                                     March 31, 2008        December 31, 2007
     -------------------------------------------------------------------------

                                             Weighted                Weighted
                                Number of     Average   Number of     Average
                                   Rights    Exercise      Rights    Exercise
                                   (000's)    Price(1)     (000's)    Price(1)
     -------------------------------------------------------------------------
     Trust unit rights
      outstanding
     Beginning of period            3,404      $47.59       3,079   $   48.53
       Granted                      1,273       42.05         816       48.71
       Exercised                      (53)      31.10        (205)      32.90
       Cancelled                     (166)      48.53        (286)      50.74
     -------------------------------------------------------------------------
     End of period                  4,458      $45.77       3,404   $   47.59
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Rights exercisable at
      end of period                 1,544      $44.56       1,635   $   44.84
     -------------------------------------------------------------------------
     (1) Exercise price reflects grant prices less reduction in strike price discussed above.

     The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. Non-cash compensation costs of $1,486,000 ($0.01 per unit) related to rights issued were charged to general and administrative expense during the three months ended March 31, 2008 (March 31, 2007 - $2,111,000, $0.02 per unit).

     (e) Basic and Diluted per Trust Unit Calculations

     Basic per-unit calculations are calculated using the weighted average number of trust units and exchangeable partnership units (converted at the 0.425 exchange ratio) outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

     Net income per trust unit has been determined based on the following:

                                                  Three months ended March 31,
     (thousands)                                             2008        2007
     -------------------------------------------------------------------------
     Weighted average trust units                         145,487     123,282
     Weighted average exchangeable partnership units(1)     1,995           -
     -------------------------------------------------------------------------
     Basic weighted average units outstanding             147,482     123,282
     Dilutive impact of rights                                101          81
     -------------------------------------------------------------------------
     Diluted weighted average units outstanding           147,583     123,363
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Based on the exchange ratio of 0.425

     (f) Performance Trust Unit Plan

     In 2007 the Board of Directors, upon recommendation of the Compensation
     Committee, approved new Performance Trust Unit ("PTU") plans for executives and employees. Under the plans employees and officers receive cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded is variable to individuals and they vest at the end of three years. Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The value determined upon vesting of the PTU plans is dependent upon the performance of the Fund compared to its peers over the three year period. The level of performance within the peer group then determines a performance multiplier.

     For the period ended March 31, 2008 the Fund recorded cash compensation costs of $1,083,000 ($345,000 period ended March 31, 2007) under the plan which are included in general and administrative expenses.

     At March 31, 2008 there were 422,000 performance trust units outstanding.

     9.  Financial Instruments and Risk Management

     (a) Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we would use the closing price of the most recent transaction for that instrument. In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics. Fair values may also be determined based on internal and external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

     (b) Carrying Value and Fair Value of Non-derivative Financial Instruments

     i.   Cash

     Cash is classified as held-for-trading and is reported at fair value.

     ii.  Accounts Receivable

     Accounts receivable are classified as loans and receivables and are reported at amortized cost. At March 31, 2008 the carrying value of accounts receivable approximated their fair value.

     iii. Marketable Securities

     Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. During the first quarter of 2008 the Fund disposed of certain publicly traded marketable securities which resulted in a gain of $8,263,000 ($6,158,000 net of tax) being reclassified from accumulated other comprehensive income to other income on the Consolidated Statement of Income.

     As at March 31, 2008 the Fund did not hold any investments in publicly traded marketable securities. As at December 31, 2007 the Fund reported investments in publicly traded marketable securities at a fair value of
     $14,676,000.

     Marketable securities without a quoted market price in an active market are reported at cost. As at March 31, 2008 the Fund reported investments in marketable securities of private companies at cost of $49,966,000
     (December 31, 2007 - $45,400,000) in Other Assets on the Consolidated
     Balance Sheet.

     iv.  Accounts Payable & Distributions Payable to Unitholders

     Accounts payable and distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At March 31,
     2008 the carrying value of these accounts approximated their fair value.

     v.   Long-term debt

     Bank Credit Facilities

     The bank credit facilities are classified as other liabilities and are reported at amortized cost. At March 31, 2008 the carrying value of the bank credit facilities approximated their fair value.

     US$54 million senior notes and US$175 million senior notes

     The US$54,000,000 are classified as other liabilities and reported at their amortized cost of US$54,000,000 and are translated into Canadian dollars at the period end exchange rate. At March 31, 2008 the Canadian dollar amortized cost of the senior notes was approximately $55,507,000 and the fair value of these notes was approximately $57,657,000.

     US$175 million senior notes

     The US$175,000,000 million senior notes, which are classified as other liabilities, are reported at amortized cost of US$177,940,000 and are translated to Canadian dollars at the period end exchange rate. At
     March 31, 2008 the Canadian dollar amortized cost of the senior notes was approximately $182,904,000 and the fair value of these notes was
     $199,396,000.

     (c) Fair Value of Derivative Financial Instruments

     The Fund's derivative financial instruments are classified as held for trading and are reported at fair value with changes in fair value recorded through earnings. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At March 31, 2008 a current deferred financial asset of $1,102,000, a current deferred financial credit of
     $128,145,000 and a long-term deferred financial credit of $77,769,000 are recorded on the consolidated balance sheet.

     The deferred financial credit relating to crude oil instruments of
     $77,919,000 at March 31, 2008 consists of the fair value of the financial instruments, representing a loss position of $70,348,000, plus the related deferred premiums of $7,571,000. The deferred financial credit relating to natural gas instruments of $50,225,000 at March 31, 2008 consists of the fair value of the financial instruments of $48,179,000 plus the related deferred premiums of $2,047,000.

     The following table summarizes the fair value as at March 31, 2008 and change in fair value for the period ended March 31, 2008 of the Fund's derivative financial instruments. The fair values indicated below are determined using observable market data including price quotations in active markets.

                                              Cross
                                            Currency
                                Interest    Interest    Foreign
                                   Rate        Rate     Exchange  Electricity
     ($ thousands)                Swaps       Swaps      Swaps       Swaps
     -------------------------------------------------------------------------
     Deferred financial
      assets/(credits),
      beginning of period      $     (226) $  (89,439) $     (425) $      450
     Change in fair value
      asset/(credits)           (2,140)(3)   12,515(4)    1,946(5)      652(6)
     -------------------------------------------------------------------------
     Deferred financial
      assets/(credits),
      end of period            $   (2,366) $  (76,924) $    1,521  $    1,102
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Balance sheet
      classification:
     Current asset/(liability)    $     -  $        -  $        -  $    1,102
     Non-current asset/(liability)$(2,366) $  (76,924) $   1,521   $       -
     -------------------------------------------------------------------------

                                Commodity Derivative
                                     Instruments

     ($ thousands)                 Oil        Gas        Total
     -------------------------------------------------------------
     Deferred financial
      assets/(credits),
      beginning of period     $(56,783)(1) $  8,083(2) $ (138,340)
     Change in fair value
      asset/(credits)          (21,136)(7) (58,309)(7)    (66,472)
     -------------------------------------------------------------
     Deferred financial
      assets/(credits),
      end of period            $  (77,919) $  (50,226) $ (204,812)
     -------------------------------------------------------------
     -------------------------------------------------------------

     Balance sheet
      classification:
     Current asset/(liability)    $  (77,919) $(50,226) $(127,043)
     Non-current asset/(liability)$        -  $      -  $ (77,769)
     -------------------------------------------------------------
     (1) Includes the Focus opening credit balance at February 13, 2008 of
         $4,295.
     (2) Includes the Focus opening credit balance at February 13, 2008 of
         $1,624.
     (3) Recorded in interest expense.
     (4) Recorded in foreign exchange expense (gain of $4,171) and interest expense (gain of $8,344).
     (5) Recorded in foreign exchange expense.
     (6) Recorded in operating expense.
     (7) Recorded in commodity derivative instruments (see below).

     The following table summarizes the income statement effects of commodity derivative instruments:

                                                  Three months ended March 31,
     ($ thousands)                                           2008        2007
     -------------------------------------------------------------------------
     Loss due to change in fair value                  $   79,445  $   33,482
     Net realized cash losses/(gains)                      10,934      (7,876)
     -------------------------------------------------------------------------
     Commodity derivative instruments loss             $   90,379  $   25,606
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (d) Risk Management

     The Fund is exposed to a number of financial risks including market, counterparty credit and liquidity risk. Risk management policies have been established by the Fund's Board of Directors to assist in managing a portion of these risks, with the goal of protecting earnings, cash flow and unitholder value.

     i. Market Risk

     Market risk is comprised of commodity price risk, currency risk and interest rate risk.

     Commodity Price Risk
     --------------------
     The Fund is exposed to commodity price fluctuations as part of its normal business operations, particularly in relation to its crude oil and natural gas sales. The Fund manages a portion of these risks through a combination of financial derivative and physical delivery sales contracts. The Fund's policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties. The Fund's outstanding commodity derivative contracts as at April 28, 2008 are summarized below.

     Crude Oil:
                                                WTI US$/bbl
                               Daily  ---------------------------------------
                             Volumes      Sold Purchased           Fixed Price
                            bbls/day      Call       Put  Sold Put   and Swaps
     -------------------------------------------------------------------------
     Term
     April 1, 2008
      - June 30, 2008
       Put                     1,500         -    $74.00         -          -
       Swap                    1,000         -         -         -     $92.61
       Swap                      500         -         -         -     $94.30
       Costless Collar(3)        400    $79.00    $70.00         -          -
     April 1, 2008
      - December 31, 2008
       Collar                    750    $77.00    $67.00         -          -
       3-Way option            1,000    $84.00    $66.00    $50.00          -
       3-Way option            1,000    $84.00    $66.00    $52.00          -
       3-Way option            1,000    $86.00    $68.00    $52.00          -
       3-Way option            1,000    $87.50    $70.00    $52.00          -
       3-Way option            1,500    $90.00    $70.00    $60.00          -
       Put Spread              1,500         -    $76.50    $58.00          -
       Put(1)                    700         -    $86.10         -          -
       Swap                      750         -         -         -     $72.94
       Swap                      750         -         -         -     $74.00
       Swap                      750         -         -         -     $73.80
       Swap                      750         -         -         -     $73.35
       Swap(3)                   400         -         -         -     $78.53
     July 1, 2008 -
      December 31, 2008
       Put Spread              1,500         -    $78.00    $58.00          -
       Swap                    1,500         -         -         -     $92.00
       Swap(3)                   400         -         -         -     $84.60
     January 1, 2009 -
      December 31, 2009
       Collar(1)                 850   $100.00    $85.00         -          -
       3-Way option            1,000    $85.00    $70.00    $57.50          -
       3-Way option            1,000    $95.00    $79.00    $62.00          -
       Put Spread(1)             500         -    $92.00    $79.00          -
       Put Spread(2)             500         -    $92.00    $79.00          -
       Swap(1)                   500         -         -         -    $100.05
     -------------------------------------------------------------------------
     (1) Financial contracts entered into during the first quarter of 2008.
     (2) Financial contracts entered into subsequent to March 31, 2008.
     (3) Acquired through the acquisition of Focus.

     Natural Gas:
                                                  AECO CDN$/Mcf
                               Daily  ---------------------------------------
                             Volumes      Sold Purchased           Fixed Price
                            MMcf/day      Call       Put  Sold Put   and Swaps
     -------------------------------------------------------------------------
     Term
     April 1, 2008 -
      October 31, 2008
       Collar                    6.6     $8.44     $7.17         -          -
       Collar                    6.6     $7.49     $6.44         -          -
       Collar                    5.7     $7.39     $6.65         -          -
       Collar(1)                11.4     $8.65     $7.60         -          -
       Collar(1)                 2.8     $8.65     $7.49         -          -
       Collar(1)                 2.8     $8.86     $7.91         -          -
       Collar(1)                 2.8     $8.97     $7.91         -          -
       3-Way option              5.7     $9.50     $7.54     $5.28          -
       3-Way option             11.8     $7.91     $6.75     $5.49          -
       3-Way option             11.8     $7.91     $6.75     $5.38          -
       3-Way option(1)           4.7     $8.23     $7.18     $5.28          -
       Swap                      4.7         -         -         -      $8.18
       Swap                      7.6         -         -         -      $6.79
       Swap(3)                  14.2         -         -         -      $6.70
       Swap(1)(3)               14.2         -         -         -      $7.17
       Swap(1)                   2.8         -         -         -      $7.91
       Swap(1)                   2.8         -         -         -      $7.87
       Swap(1)                   2.8         -         -         -      $8.44
       Swap(1)                   2.8         -         -         -      $8.49
       Swap(1)                   5.7         -         -         -      $8.76
     November 1, 2008 -
      March 31, 2009
       Collar(1)                 5.7     $9.50     $8.44         -          -
       3-Way option              5.7    $10.71     $7.91     $5.80          -
       3-Way option(1)           1.9    $10.55     $8.44     $6.33          -
       3-Way option(1)           5.7    $10.71     $8.44     $6.33          -
       3-Way option(1)           9.5    $12.45     $8.97     $7.39          -
       3-Way option(2)           4.7    $12.45     $8.97     $7.39          -
       Put Spread(1)             4.7         -     $8.97     $7.39          -
       Put Spread(2)             4.7         -     $8.97     $7.39          -
       Swap(1)                   2.8         -         -         -      $9.42
       Swap(1)                   2.8         -         -         -      $9.28
       Swap(1)                   2.8         -         -         -      $9.34
     April 1, 2009 -
      October 31, 2009
       Swap(1)                   3.8         -         -         -      $7.86
     2008 - 2010
     Physical
      (escalated pricing)        2.0         -         -         -      $2.59
     -------------------------------------------------------------------------
     (1) Financial contracts entered into during the first quarter of 2008.
     (2) Financial contracts entered into subsequent to March 31, 2008.
     (3) Acquired through the acquisition of Focus.

     The following sensitivities show the impact to after-tax net income for the period ended March 31, 2008 of the respective changes in forward crude oil and natural gas prices as at March 31, 2008 on the Fund's commodity derivative contracts, with all other variables held constant:

                                  Increase/(decrease) to after-tax net income
                               -----------------------------------------------
                                      20% decrease in         20% increase in
     ($ thousands)                     forward prices          forward prices
     -------------------------------------------------------------------------
     Crude oil derivative
      contracts                            $   49,250              $  (64,532)
     Natural gas derivative
      contracts                            $   34,170              $  (42,928)

     Electricity:

     The Fund is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. The Fund's outstanding electricity derivative contracts as at April 22, 2008 are summarized below.
                                                          Volumes       Price
     Term                                                     MWh    CDN$/MWh
     -------------------------------------------------------------------------
     April 1, 2008 - September 30, 2008                       4.0      $63.00
     April 1, 2008 - December 31, 2009                        4.0      $74.50
     -------------------------------------------------------------------------

     The Fund did not enter into any new electricity contracts in the first quarter of 2008.

     Currency Risk
     -------------
     The Fund is exposed to currency risk in relation to its US dollar cash balances and US dollar denominated senior unsecured notes. The Fund generally maintains a minimal amount of US dollar cash and manages the currency risk relating to the senior unsecured notes through the currency derivative instruments that are detailed below.

     Cross Currency Interest Rate Swap ("CCIRS")

     Concurrent with the issuance of the US$175,000,000 senior notes on
     June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers'
     acceptances, plus 1.18%.

     Foreign Exchange Swaps

     In September 2007 the Fund entered into foreign exchange swaps on
     US$54,000,000 of notional debt at an average CAD/US foreign exchange rate of 1.02. These foreign exchange swaps mature between October 2011 and
     October 2015 in conjunction with the principal repayments on the
     US$54,000,000 senior notes.

     The following sensitivities show the impact to after-tax net income for the period ended March 31, 2008 of the respective changes in the period end and applicable forward foreign exchange rates as at March 31, 2008, with all other variables held constant:

                                  Increase/(decrease) to after-tax net income
                               -----------------------------------------------
                                      10% decrease in         10% increase in
     ($ thousands)               $CDN relative to $US    $CDN relative to $US
     -------------------------------------------------------------------------
     Translation of senior
      unsecured notes                      $     (7093)            $      7093

                                  Increase/(decrease) to after-tax net income
                               -----------------------------------------------
                                      10% decrease in         10% increase in
     ($ thousands)               $CDN relative to $US    $CDN relative to $US
     -------------------------------------------------------------------------
     Foreign exchange swaps                $      107              $     (107)
     Cross currency interest rate swap(1)  $    6,755              $   (6,755)

     (1) Represents change due to foreign exchange rates only

     Interest Rate Risk
     ------------------
     The Fund's cash flows are impacted by fluctuations in interest rates as its outstanding bank debt carries floating interest rates and payments made under the CCIRS are based on floating interest rates. To manage a portion of interest rate risk relating to the bank debt, the Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 4.10% to 4.61% before banking fees that are expected to range between 0.55% and 1.10%. These interest rate swaps mature between
     June 2011 and January 2012.

     If interest rates change by 1%, either lower or higher, on our variable rate debt outstanding at March 31, 2008 with all other variables held constant, the Fund's after-tax net income for a quarter would change by
     $1,850,000.

     The following sensitivities show the impact to after-tax net income for the period ended March 31, 2008 of the respective changes in the applicable forward interest rates as at March 31, 2008, with all other variables held constant:

                                  Increase/(decrease) to after-tax net income
                               -----------------------------------------------
                                      20% decrease in         20% increase in
     ($ thousands)             forward interest rates  forward interest rates
     -------------------------------------------------------------------------
     Interest rate swaps                   $     (332)             $      332
     Cross currency interest rate swap(1)  $    2,701              $   (2,701)

     (1) Represents change due to interest rates only

     ii.  Credit Risk

     Credit risk represents the financial loss the Fund would experience due to the potential non-performance of counterparties to our financial instruments. The fund is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

     The Fund mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. The Fund monitors and manages its concentration of counterparty credit risk on an ongoing basis.

     The Fund's maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At March 31, 2008 our ten largest counterparties, the majority of whom are investment grade, represent approximately 70% of our total accounts receivable balance.
     This level of credit concentration is typical of oil and gas companies of our size producing in similar regions.

     At March 31, 2008 approximately $11,200,000 or 4.5% of our total accounts receivable are aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. The Fund actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production or net paying when the accounts are with joint venture partners. Should the Fund determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If the Fund subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. The
     Fund's allowance for doubtful accounts balance at March 31, 2008 is
     $2,800,000. The Fund did not provide for any additional doubtful accounts nor were any accounts written off during the first quarter.

     iii. Liquidity Risk & Capital Management

     Liquidity risk represents the risk that the Fund will be unable to meet its financial obligations as they become due. The Fund's mitigates liquidity risk through actively managing its capital, which it defines as long-term debt (net of cash) and unitholders' capital. Enerplus'
     objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of the business. The Fund strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

     Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, distributions to unitholders, access to capital markets, as well as acquisition and divestment activity.

     Debt Levels
     -----------
     The Fund commonly measures its debt levels relative to its "debt-to-cash flow ratio" which is defined as long-term debt (net of cash) divided by the trailing twelve month cash flow from operating activities. The debt-
     to-cash flow ratio represents the time period, expressed in years, it would take to pay off the debt if no further capital investments were made or distributions paid and if cash flow from operating activities remained constant.

     At March 31, 2008 the debt to cash flow ratio was 1.0x including the 12 months of trailing cash flow from Focus (March 31, 2007 - 0.8x).
     Enerplus' bank credit facilities and senior debenture covenants carry a maximum debt-to-cash flow ratio of 3.0x including cash flow from acquisitions on a proforma basis. Traditionally Enerplus has managed its debt levels such that the debt-to-cash flow ratio has been below 1.5x, which has provided flexibility in pursuing acquisitions and capital projects. Enerplus' five-year history of debt to cash flow is illustrated below:

     -------------------------------------------------------------------------
                         Q1/2008     2007     2006     2005     2004     2003
     -------------------------------------------------------------------------
     Debt-to-Cash
      Flow Ratio             1.0      0.8      0.8      0.8      1.1      0.6
     -------------------------------------------------------------------------

     At March 31, 2008 Enerplus had additional borrowing capacity of
     $539,137,000 under its $1.4 billion bank credit facility. The Fund also has the ability to increase the bank credit facility and borrowing capacity beyond this level, however increasing the credit facility at this time would only result in increased fees. Enerplus does not have any subordinated or convertible debt outstanding at this time.

     Capital Spending Plans
     ----------------------
     In 2008 Enerplus expects to spend approximately $580 million developing existing assets. A portion of this capital spending is considered discretionary. There are limitations to changing the capital spending plans during a year. Long project lead times, economies of scale, logistical considerations, and partner commitments reduce the ability to adjust or down-size the capital program. Alternatively, the ability to rapidly increase spending may be limited by staff capacity, availability of services and equipment, access to sites, and regulatory approvals.

     Distributions to Unitholders
     ----------------------------
     Enerplus distributes a significant portion of its cash flow to its unitholders every month. These distributions are not guaranteed and the board of directors can change the amount at any time. In the past, in periods of sustained commodity price declines, distributions have been reduced. Similarly, in periods of sustained higher commodity prices, distributions have increased. To the extent that cash flow exceeds distributions the additional funds are available to reduce debt, spend on capital development or finance acquisitions. The less cash required to finance these activities typically means more cash available for distributions and vice versa.

     Enerplus does not forecast distribution levels as it is difficult to predict the direction of commodity prices. To the extent possible, distributions are set at a level that can be maintained for a sustained period. Historical performance has demonstrated that Enerplus investors do not reward short-term sporadic increases, nor do they appreciate a series of decreases. Enerplus has maintained the current distribution level of $0.42/unit for the past 31 consecutive months. A stable or growing distribution pattern typically helps support the market price of the trust units. This unit price is important as equity is often issued in association with large acquisitions and the higher the unit price the less dilutive the equity issuance.

     By paying distributions, we effectively earn a tax deduction against the corporate taxes in our underlying subsidiaries and pass along Canadian tax liability to our unitholders. If distributions are lowered and too much cash flow is retained within the structure there is a risk that tax obligations in the operating entities may be created thereby eroding the flow-through advantage of the trust structure.

     Access to Capital Markets
     -------------------------
     Enerplus relies on both the debt and equity markets to manage its cost of capital and fund future opportunities. There are times when the cost and access to these markets will vary. For example, the ability to issue new equity at a reasonable cost is strongly influenced by the equity market's perceptions of energy prices, macroeconomic factors, and Enerplus' future prospects. Similarly, the ability to increase bank credit or issue debentures is dependent on the overall state of the credit markets, as well as creditor's perceptions of the energy sector and Enerplus' credit quality. In times of uncertainty, cash flow is preserved as a defense against capital market downturns, rather than invested in capital programs or increasing distributions.

     Enerplus has recently been successful at increasing its bank credit facility from $1 billion to $1.4 billion despite the turmoil in the banking sector caused by subprime lending problems. Enerplus currently has an NAIC2 rating on the senior unsecured debentures in the U.S.
     private debt markets. In addition, the equity capital markets have indicated their continued support. Nonetheless, the capital markets can change rapidly with very little notice.

     Acquisition & Divestment Activity
     ---------------------------------
     In periods of market uncertainty and volatility, it is important to have a conservative balance sheet and access to capital markets to take advantage of acquisition opportunities as they arise. The Fund attempts to manage its capital in a manner that reflects the likelihood and magnitude of potential acquisitions.

     Enerplus also routinely disposes of non-core assets, and uses the proceeds to repay debt. At the present time, Enerplus is exploring strategic alternatives with respect to its Joslyn oil sands lease. If the disposition is successful for all or part of the interest in Joslyn, the proceeds will be used to repay debt, reinforcing Enerplus' borrowing capacity and enhancing the ability to fund future capital spending and acquisition activity.

     Liability Maturity Analysis
     ---------------------------
     The following tables detail the principal maturity analysis for the
     Fund's non-derivative financial liabilities at March 31, 2008:

                                                Payments Due by Period
                                           -----------------------------------
     ($ thousands)                  Total        2008        2009        2010
     -------------------------------------------------------------------------
     Accounts Payable          $355,464(1) $  355,464  $        -  $        -
     Distributions payable
      to unitholders             68,939(2)     68,939           -           -
     Bank credit facility         860,863           -           -     860,863
     Senior unsecured notes     323,408(3)          -           -      53,666
     -------------------------------------------------------------------------
     Total commitments         $1,608,674  $  424,403  $        -  $  914,529
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                               Payments Due by Period       Total
                               -----------------------  Committed
     ($ thousands)                   2011        2012  after 2013
     -------------------------------------------------------------
     Accounts Payable          $        -  $        -  $        -
     Distributions payable
      to unitholders                    -           -           -
     Bank credit facility               -           -           -
     Senior unsecured notes        64,682      64,682     140,378
     -------------------------------------------------------------
     Total commitments         $   64,682  $   64,682  $  140,378
     -------------------------------------------------------------
     -------------------------------------------------------------

     (1) Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
     (2) Distributions payable to unitholders are paid on the 20th day of the month following the balance sheet date.
     (3) Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap).
     >>

     It is Enerplus' intention to renew the bank credit facilities before or as they come due. Historically, the bank credit facilities have been renewed annually, refreshing the associated three year term period.
     Similarly, it is expected that the senior unsecured notes will be replaced with replacement notes or bank debt as they become due. Over the long-term, Enerplus expects to balance short-term credit requirements with bank credit and to look to the term debt markets for longer-term credit support.

     ADDITIONAL INFORMATION

     Additional information relating to Enerplus Resources Fund, including our
Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

     For further information, please contact the Investor Relations Department at Enerplus at 1-800-319-6462 or email investorrelations(at)enerplus.com.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the volumes and estimated value of the Fund's oil and gas reserves; the life of the Fund's reserves; the volume and product mix of the Fund's oil and gas production; future oil and natural gas prices and the Fund's commodity risk management programs; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, including with respect to both our conventional and oil sands activities and in particular the development of the Kirby and Joslyn leases; future acquisitions and dispositions; the reinstatement of production from the Giltedge property and the availability of business interruption insurance to mitigate the costs of the Giltedge fire; the making and timing of future regulatory filings and applications; the value of the Fund's equity investments; future tax treatment of income trusts and future taxes payable by the Fund; the Fund's tax pools; the impact of the Focus acquisition on the
Fund; the amount, timing and tax treatment of cash distributions to unitholders; and future payout ratios.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: that the Fund will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of the Fund's reserve and resource volumes; certain commodity price and other cost assumptions; the continued availability of adequate debt and equity financing and cash flow to fund its plans expenditures; and accurate assessment of the value of Focus'
assets and the extent of its liabilities The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
changes in the demand for or supply of the Fund's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans the Fund or by third party operators of the Fund's properties, including the operator of the Joslyn oil sands project; increased debt levels or debt service requirements; inaccurate estimation of the Fund's and Focus' oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage;
declines in the value of the Fund's equity investments; the impact of competitors; and certain other risks detailed from time to time in the Fund's public disclosure documents (including, without limitation, those risks identified in this news release and in the Fund's Annual Information Form).
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     %CIK: 0001126874

     /For further information: Investor Relations Department at Enerplus,
1-800-319-6462, or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 09-MAY-08